Valuation of Asbestos- Related Disease Liabilities of former James Hardie entities (“the Liable Entites”) to be met by the AICF Trust Prepared for Asbestos Injuries Compensation Fund Limited (“AICFL”) As at 31 March 2021 18 May 2021 Exhibit 99.7

© 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. KPMG Actuarial ABN: 91 144 686 046 A division of KPMG Financial Services Consulting Pty Ltd Australian Financial Services Licence No. 392050 International Towers Sydney 3 300 Barangaroo Ave Sydney NSW 2000 PO Box H67 Australia Square NSW 1215 Australia Telephone: +61 2 9335 7000 Facsimile: +61 2 9335 7001 DX: 1056 Sydney www.kpmg.com.au 18 May 2021 Narreda Grimley Chief Operations Officer Asbestos Injuries Compensation Fund Limited Suite 202, Level 2, 56 Clarence Street Sydney NSW 2000 Cc Jason Miele, Chief Financial Officer, James Hardie Industries plc Mark Hare, Director, Department of Premier and Cabinet, The State of New South Wales The Board of Directors, Asbestos Injuries Compensation Fund Limited Dear Narreda Valuation of Asbestos-Related Disease Liabilities of former James Hardie entities (“The Liable Entities”) to be met by the AICF Trust We are pleased to provide you with our Annual Actuarial Report relating to the asbestos-related disease liabilities of the Liable Entities which are to be met by the AICF Trust. The report is effective as at 31 March 2021 and has taken into account claims data and information provided to us by AICFL as at 31 March 2021. If you have any questions with respect to the contents of this report, please do not hesitate to contact us. Yours sincerely Neil Donlevy MA FIA FIAA Jefferson Gibbs BSc FIA FIAA Executive, KPMG Financial Services Executive, KPMG Financial Services Consulting Pty Ltd Consulting Pty Ltd Fellow of the Institute of Actuaries (London) Fellow of the Institute of Actuaries (London) Fellow of the Institute of Actuaries of Fellow of the Institute of Actuaries of Australia Australia

KPMG | i © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Executive Summary Important Note: Basis of Report This valuation report (“the Report”) has been prepared by KPMG Actuarial, a division of KPMG Financial Services Consulting Pty Ltd (ABN 91 144 686 046) (hereafter collectively referred to as “KPMG”) in accordance with an “Amended and Restated Final Funding Agreement in respect of the provision of long-term funding for compensation arrangements for certain victims of Asbestos-related diseases in Australia” (hereafter referred to as the “the Amended Final Funding Agreement”) between James Hardie Industries NV (now known as James Hardie Industries plc) (hereafter referred to as “James Hardie”), James Hardie 117 Pty Limited, the State of New South Wales and Asbestos Injuries Compensation Fund Limited (“AICFL”) which was signed on 21 November 2006. This Report is intended to meet the requirements of the Amended Final Funding Agreement and values the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust. This Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgment as of the date of the Report. The information contained in this Report is of a general nature and is not intended to address the objectives, financial situation or needs of any particular individual or entity. It is provided for information purposes only and does not constitute, nor should it be regarded in any manner whatsoever as, advice and is not intended to influence a person in making a decision in relation to any financial product or an interest in a financial product. No one should act on the information contained in this Report without obtaining appropriate professional advice after a thorough examination of the accuracy and appropriateness of the information contained in this Report having regard to their objectives, financial situation and needs. In preparing the Report, KPMG has relied on information supplied to it from various sources and has assumed that the information is accurate and complete in all material respects. KPMG has not independently verified the accuracy or completeness of the data and information used for this Report. Except insofar as liability under statute cannot be excluded, KPMG, its executives, directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models. The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in the full Report.

KPMG | ii © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Introduction The Amended Final Funding Agreement requires the completion of an Annual Actuarial Report evaluating the potential asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust. KPMG has been retained by AICFL to provide this Annual Actuarial Report as required under the Amended Final Funding Agreement and this is detailed in our Engagement Letter dated 12 November 2020. The Liable Entities are defined as being the following entities: • Amaca Pty Ltd (formerly James Hardie & Coy); • Amaba Pty Ltd (formerly Jsekarb, James Hardie Brakes and Better Brakes); and • ABN60 Pty Ltd (formerly James Hardie Industries Ltd). In addition, the liability for Baryulgil claims is deemed to be a liability of Amaca by virtue of the James Hardie (Civil Liability) Act 2005 (NSW). Under Part 4 of that Act, Amaca is liable for the “Marlew Asbestos Claims” or “Marlew Contribution Claims” as defined in that Act. Our valuation is on a central estimate basis and is intended to be effective as at 31 March 2021. It has been based on claims data and information as at 31 March 2021 provided to us by AICFL. Overview of Recent Claims Experience and comparison with previous valuation projections In this section we compare the actual experience in 2020/21 (referred to in the following tables as “FY21 Actual”) with the projections for 2020/21 that were contained within our previous valuation report at 31 March 2020. We will refer to these projections for 2020/21 as “FY21 Expected” in the tables that follow. Claim numbers There have been 382 mesothelioma claims reported in 2020/21, a 13% decrease compared to the 438 mesothelioma claims reported in 2019/20 and 9% below expectations for 2020/21 (420 claims). Direct claims were 11% below expectations, this reduction was primarily from the 70-80 age cohort, whilst cross claims were 4% below expectations. For non-mesothelioma claims (excluding workers compensation claims), there have been 143 claims reported in 2020/21, a 28% decrease compared to 198 claims reported in 2019/20. The most significant reduction was from asbestosis which was 44 claims lower than the previous year. The following table shows the comparison of actual experience with that which had been forecast at the previous valuation.

KPMG | iii © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Table E.1. Comparison of claim numbers FY21 Actual FY21 Expected Ratio of Actual to Expected FY20 Actual (%) Mesothelioma (direct claims) 278 312 89% 317 <60 19 21 90% 21 60-70 58 63 92% 61 70-80 113 144 78% 147 80+ 84 84 100% 88 age not known 4 0 n/a 0 Mesothelioma (cross claims) 104 108 96% 121 <60 0 3 0% 2 60-70 15 21 71% 23 70-80 45 51 88% 59 80+ 44 33 133% 35 age not known 0 0 n/a 2 Total 382 420 91% 438 FY21 Actual FY21 Expected Ratio of Actual to Expected FY20 Actual (%) Asbestosis 93 108 86% 137 Lung Cancer 18 24 75% 25 ARPD & Other 32 36 89% 32 Wharf 0 12 0% 4 Workers 20 24 83% 21 Total 163 204 80% 219

KPMG | iv © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Average Claim Awards Average claims awards in 2020/21 have been lower than expectations for all eight mesothelioma cohorts. For the other disease types, average claim sizes have generally been slightly higher than expectations, due to a small number of larger claim settlement amounts. The following tables shows the comparison of actual experience with that which had been forecast at the previous valuation. Table E.2. Comparison of average claim size of mesothelioma non-nil claims Note: FY20 Actuals have been inflated (by 4%) to mid 2020/21 values Table E.3. Comparison of average claim size of non-mesothelioma non-nil claims FY21 Actual FY21 Expected Ratio of Actual to Expected FY20 Actual ($) ($) (%) ($) Mesothelioma (direct claims) <60 439,040 718,455 61% 639,233 60-70 463,637 491,630 94% 441,322 70-80 400,904 401,955 100% 410,249 80+ 292,019 333,380 88% 330,865 Mesothelioma (cross claims) <60 64,000 270,080 24% 140,400 60-70 94,363 164,580 57% 85,131 70-80 60,777 106,555 57% 91,944 80+ 77,763 96,005 81% 86,011 Mesothelioma Large Claims (settled) Number 2 3 67% 1 Average claim size 1,815,000 2,584,750 70% 1,783,600 Large claim expenditure 3,630,000 7,754,250 47% 1,783,600 FY21 Actual FY21 Expected Ratio of Actual to Expected FY20 Actual ($) ($) (%) ($) Asbestosis 129,721 116,050 112% 113,179 Lung Cancer 136,223 116,050 117% 87,357 ARPD & Other 119,139 116,050 103% 142,407 Wharf 65,068 105,500 62% 102,550 Workers 0 158,250 0% 52,000

KPMG | v © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Cashflow expenditure: gross and net Gross cashflow expenditure, at $153.7m, was 10% below expectations. Net cashflow expenditure, at $139.2m, was lower than expectations by 13%. Table E.4. Comparison of cashflow Liability Assessment At 31 March 2021, our projected central estimate of the liabilities of the Liable Entities (the Discounted Central Estimate) to be met by the AICF Trust is $1,762.6m (2020: $2,025.2m). We have not allowed for the future Operating Expenses of the AICF Trust or the Liable Entities in the liability assessment. The following table shows a summary of our central estimate liability assessment and compares the current assessment with our previous valuation. Table E.5. Comparison of central estimate of liabilities FY21 Actual FY21 Expected Ratio of Actual to Expected FY20 Actual ($M) ($M) (%) ($M) Gross Cashflow 153.7 171.6 90% 160.2 Insurance and Other Recoveries (14.5) (12.0) 121% (14.0) Insurance recoveries from HIH and from commutations 0.0 0.0 n/a (3.8) Net Cashflow 139.2 159.6 87% 142.4 31 March 2020 $m Gross of insurance recoveries Insurance recoveries Net of insurance recoveries Net of insurance recoveries Total uninflated and undiscounted cash-flows 1,414.7 62.8 1,351.9 1,452.4 Inflation allowance 699.7 17.9 681.8 762.8 Total inflated and undiscounted cash-flows 2,114.4 80.7 2,033.7 2,215.2 Discounting allowance (279.9) (8.8) (271.1) (190.0) Net present value liabilities 1,834.5 71.9 1,762.6 2,025.2 31 March 2021 $m

KPMG | vi © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Comparison with previous valuation In the absence of any change to the claim projection assumptions from our 31 March 2020 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $1,783.9m as at 31 March 2021. The decrease of $241.3m relative to the valuation result at 31 March 2020 is due to: • A decrease of $155.6m, being the net impact of expected claims payments (which reduce the liability) and the “unwind of discount”. • A decrease of $85.7m resulting from increases to the yield curve between 31 March 2020 and 31 March 2021. Our liability assessment at 31 March 2021 of $1,762.6m therefore represents a decrease of $21.3m arising from changes to the actuarial assumptions. The reduction is principally a consequence of: • Reductions in average claim sizes (including small changes in assumed future mix by age cohort); and • Higher assumed future cross-claims recovery rates; offset by • A decrease to the assumed nil settlement rates for mesothelioma claims; and • A small increase in overall future mesothelioma direct claim numbers owing to a change in the mix of claims towards older age cohorts (which have a longer pattern of emergence of claims). The following chart shows an analysis of the change in our liability assessment from 31 March 2020 to 31 March 2021 on a discounted basis. Figure E.1. Analysis of change in central estimate liability (discounted basis) Note: Green bars signal that this factor has given rise to a decrease in the liability whilst light blue bars signal that this factor has given rise to an increase in the liability. 2,025.2 1,783.9 1,762.6 159.6 4.0 85.7 15.1 0.7 19.3 43.3 8.6 3.1 1,700 1,750 1,800 1,850 1,900 1,950 2,000 2,050 N et L ia bi lit y at 3 1 M ar ch 20 20 N et C la im s P ay m en ts (e xp ec te d) U nw in d of d isc ou nt Ch an ge in d is co un t r at e Ex pe ct ed n et li ab ili ty a t 31 M ar ch 2 02 1: n o ac tu ar ia l c ha ng es M es ot he lio m a cl ai m s re po rt in g fo r F Y2 2 N on -m es ot he lio m a cl ai m s re po rt in g fo r F Y2 2 N il Se tt le m en t R at e Av er ag e cl ai m si ze s a nd le ga l c os ts Cr os s c la im re co ve rie s O th er N et L ia bi lit y at 3 1 M ar ch 20 21 Di sc ou nt ed c en tr al e st im at e ($ m )

KPMG | vii © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Amended Final Funding Agreement calculations The Amended Final Funding Agreement sets out the basis on which payments will be made to the AICF Trust. Additionally, there are a number of other figures specified within the Amended Final Funding Agreement that we are required to calculate. These are: • Discounted Central Estimate; • Term Central Estimate; and • Period Actuarial Estimate. Table E.6. Amended Final Funding Agreement calculations The actual funding amount due at a particular date will depend upon a number of factors, including: • the net asset position of the AICF Trust at that time; • the free cash flow amount of the James Hardie Group in the preceding financial year; and • the Period Actuarial Estimate in the latest Annual Actuarial Report. $m Discounted Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries) 1,762.6 Period Actuarial Estimate (net of cross-claim recoveries, gross of Insurance and Other Recoveries) comprising: 500.8 Discounted value of cashflow in 2021/22 157.8 Discounted value of cashflow in 2022/23 174.1 Discounted value of cashflow in 2023/24 168.9 Term Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries) 1,738.0

KPMG | viii © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Uncertainty Estimates of asbestos-related disease liabilities are subject to considerable uncertainty, significantly more than personal injury liabilities in relation to other causes, such as CTP or Workers Compensation claims. It should therefore be expected that the actual emergence of the liabilities will vary from any estimate. As indicated in Figure E.2, depending on the actual out-turn of experience relative to that currently forecast, the variation could potentially be substantial. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the AICF Trust will not ultimately exceed the estimates contained in this Report. Any such variation may be significant. We have performed sensitivity testing to identify the impact of different assumptions upon the size of the liabilities. The different scenarios selected are documented at Section 11.2 of this report. We have not included a sensitivity test for the impact of changes in discount rates although, as noted in this Report, changes in discount rates can introduce significant volatility to the Discounted Central Estimate result reported at each year-end. We note that these sensitivity test ranges are not intended to correspond to a specified probability of sufficiency, nor are they intended to indicate an upper bound or a lower bound of all possible outcomes. Figure E.2. Sensitivity testing results – Impact around the Discounted Central Estimate (in $m) The single most sensitive assumption shown in the chart is the peak period of claims reporting against the Liable Entities. Shifting the pattern of incidence by 2 years could add approximately $371m (21%) on a discounted basis to our valuation (as shown in the above chart by the scenario labelled “mesothelioma incidence pattern”). -600 -400 -200 0 200 400 600 800 1,000 1,200 1,400 Base number of claims Average claim and legal cost size Nil settlement rate Superimposed inflation Mesothelioma incidence pattern Combination (1) Combination (2)

KPMG | ix © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Table E.7. Summary results of sensitivity analysis ($m) Whilst the table above indicates a range around the discounted central estimate of liabilities of -$459m to +$1,171m, the actual cost of liabilities could fall outside that range depending on the actual experience. Executive Summary Not Report Please note that this executive summary is intended as a brief overview of our Report. To properly understand our analysis and the basis of our liability assessment requires examination of our Report in full. Undiscounted Discounted Central estimate 2,033.7 1,762.6 Low Scenario 1,472.7 1,303.4 High Scenario 3,544.8 2,933.2

Contents Executive Summary i 1. Scope and Purpose 1 2. Data 8 3. Valuation Methodology and Approach 11 4. Claims Experience: Mesothelioma Claim Numbers 22 5. Claims Experience: Claim numbers (non-mesothelioma) 31 6. Exposure and Latency Experience and Incidence Pattern Assumptions 34 7. Claims Experience: Average Claims and Legal Costs 45 8. Claims Experience: Nil Settlement Rates 60 9. Economic and Other Assumptions 67 10. Valuation Results 74 11. Uncertainty 81 Appendices A Projected inflated and undiscounted cashflows ($m) 85 B Projected inflated and discounted cashflows ($m) 86 C Glossary of terms used in the Amended Final Funding Agreement 87

KPMG | 1 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 1. Scope and Purpose 1.1 Introduction The Amended Final Funding Agreement requires the completion of an Annual Actuarial Report evaluating the potential asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust. 1.1.1 Liable Entities The Liable Entities are defined as being the following entities: • Amaca Pty Ltd (formerly James Hardie & Coy); • Amaba Pty Ltd (formerly Jsekarb, James Hardie Brakes and Better Brakes); and • ABN60 Pty Ltd (formerly James Hardie Industries Ltd). In addition, the liability for Baryulgil claims is deemed to be a liability of Amaca by virtue of the James Hardie (Civil Liability) Act 2005 (NSW). Under Part 4 of that Act, Amaca is liable for “Marlew Asbestos Claims” or “Marlew Contribution Claims” as defined in that Act. Baryulgil claims are discussed further in Section 5.8. 1.1.2 Personal asbestos claims Under the Amended Final Funding Agreement, the liabilities to be met by the AICF Trust relate to personal asbestos-related disease liabilities of the Liable Entities. The precise scope of the liabilities is documented in Section 1.2 and in Appendix C of this Report. 1.1.3 Purpose of report KPMG has been retained by AICFL to provide an Annual Actuarial Report as required under the Amended Final Funding Agreement and this is detailed in our Engagement Letter dated 12 November 2020. The prior written consent of KPMG is required for any other use of this Report or the information contained in it. Our valuation is effective as at 31 March 2021 and has been based on claims data and information as at 31 March 2021 provided to us by AICFL. 1.2 Scope of report We have been requested to provide an actuarial assessment as at 31 March 2021 of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust, consistent with the terms of the Amended Final Funding Agreement.

KPMG | 2 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. The assessment is on a central estimate basis and is based on the claims experience as at 31 March 2021. A "central estimate” liability assessment is an estimate of the expected value of the range of potential future liability outcomes. In other words, if all the possible values of the liabilities are expressed as a statistical distribution, the central estimate is an estimate of the mean of that distribution. It is of note that our liability assessment: • Relates to the Liable Entities and Marlew (in relation to Marlew Claims arising from asbestos mining activities at Baryulgil). • Is intended to cover: – The amount of settlements, judgments or awards for all Personal Asbestos Claims. – Claims Legal Costs incurred by the AICF Trust in connection with the settlement of Personal Asbestos Claims. • Is not intended to cover: – Personal injury or death claims arising from exposure to asbestos which took place outside Australia. – Personal injury or death claims, arising from exposure to Asbestos, which are brought in Courts outside Australia. – Claims for economic loss, other than any economic loss forming part of an award for damages for personal injury and/or death. – Claims for loss of property, including those relating to land remediation. – The costs of asbestos or asbestos product removal relating to asbestos or asbestos products manufactured or used by or on behalf of the Liable Entities. • Includes an allowance for: – Workers Compensation claims, being claims from former employees of the Liable Entities, but only to the extent that such liabilities are not met by a Workers Compensation Scheme or Policy (see section 1.2.1). – Compensation to the NSW Dust Diseases Authority (“DDA”) or a Workers Compensation Scheme by way of a claim by such parties for contribution or reimbursement from the Liable Entities, but only to the extent that the cost of such claims is within the limits of funding for such claims as outlined within the Amended Final Funding Agreement. • Assumes that the product and public liability insurance policies of the Liable Entities will continue to respond to claims as and when they fall due. We have not made any allowance for the impact of any disputation concerning Insurance Recoveries, nor for any legal costs that may be incurred in resolving such disputes.

KPMG | 3 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. • Makes no allowance for: – Insurance Recoveries from insurance policies placed from 1986 onwards which were placed on a “claims made” basis. – the future Operating Expenses of the Liable Entities or the AICF Trust. Separate allowance for future Operating Expenses should be considered by the management of AICFL. – the inherent uncertainty of the liability assessment. That is, no additional provision (or risk margin) has been included in excess of a central estimate. Readers of this Report may refer to our previous reports which are available at www.ir.jameshardie.com.au and www.aicf.org.au. 1.2.1 Workers Compensation Workers Compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with, amongst others, Allianz Australia Limited, QBE and the various State-based Workers Compensation Schemes. Under the Amended Final Funding Agreement, the part of a future Workers Compensation claim that is met by a Workers Compensation Scheme or Policy of the Liable Entities is outside of the AICF Trust. The AICF Trust is, however, to provide for any part of a claim not covered by a Workers Compensation Scheme or Policy (e.g. as a result of the existence of limits of indemnity and policy deductibles on those policies of insurance). On this basis our liability assessment in relation to Workers Compensation claims and which relates to the AICF Trust, includes only the amount borne by the Liable Entities in excess of the anticipated recoveries due from a Workers Compensation Scheme or Policy. In making our assessment we have assumed that the Workers Compensation insurance programme will continue to respond to claims by former employees of the Liable Entities as and when they fall due. To the extent that they were not to respond owing to (say) insurer insolvency, Insurer Guarantee Funds may be available to meet such obligations. 1.2.2 Dust Disease Authority and Other Reimbursements The Amended Final Funding Agreement indicates that the AICF Trust is intended to meet Personal Asbestos Claims and that claims by the DDA or a Workers Compensation Scheme for reimbursement will only be met up to a certain specified limit (aggregated across the DDA and Workers Compensation Schemes), being: • In the first financial year (2006/07) a limit of $750,000 applied; • In respect of each financial year thereafter, that limit is indexed annually in line with the Consumer Price Index. At 31 March 2021, the annual limit was $1.04m; • There is an overall unindexed aggregate cap of $30m; • At 31 March 2021, AICFL has paid out $12.47m to the DDA.

KPMG | 4 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. The cashflow and liability figures contained within this Report have already removed that component of any reimbursements that will not be met by the AICF Trust owing to the application of these limits and caps. 1.2.3 Risk Margins Australian-licensed insurance companies are required to hold, and many non-insurance companies elect to hold, insurance and self-insurance claims provisions at a level above the central estimate basis to reflect the uncertainty attaching to the liability assessment and to include an allowance in respect of that uncertainty. A risk margin is an additional amount held, above the central estimate, so as to increase the likelihood of adequacy of the provisions to meet the ultimate cost of settlement of those liabilities. We note that the Amended Final Funding Agreement envisages the ongoing financing of the AICF Trust is to be based on a “central estimate” approach and that the Annual Actuarial Report should provide a Discounted Central Estimate valuation. Accordingly, we have made no allowance for any risk margins within this Report. 1.3 Areas of potential exposure As identified in Section 1.2, there are other potential sources of claims exposure beyond those directly considered within this Report. However, in a number of cases they are unquantifiable even if they have the potential to generate claims. This is especially the case for those sources of future claim where there has been no evidence of claims to date. 1.3.1 General areas of potential exposure Areas of potential changes in claims exposure we have not explicitly allowed for in our valuation include, but are not limited to: • Future significant individual landmark and precedent-setting judicial decisions; • Significant medical advancements; • Unimpaired claims, i.e. claims for fear, stress, pure nervous shock or psychological illness; • A change in the basis of compensation for asymptomatic pleural plaques for which no associated physical impairment is exhibited; • A proliferation (compared to past and current levels of activity) of “third-wave” claims, i.e. claims arising as a result of indirect exposure such as home renovation, washing clothes of family members that worked with asbestos, or from workers involved in the removal of asbestos or the demolition of buildings containing asbestos; • Changes in legislation, especially those relating to tort reform for asbestos sufferers. Examples include the consultation by the Law Reform Commission in Western Australia in relation to damages for gratuitous services and provisional damages; • Introduction of new, or elimination of existing, heads of damage;

KPMG | 5 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. • Exemplary and aggravated or punitive damages (being damages awarded for personal injuries caused as a result of negligence or reckless conduct); • Changes in the basis of apportionment of awards for asbestos-related diseases for claimants who have smoked; • Changes to taxation; and • Future bankruptcies of other asbestos claim defendants (i.e. other liable manufacturers or distributors). Nonetheless, implicit allowance is made in respect of some of these items in the allowance for superimposed inflation included in our liability assessment. Furthermore, to the extent that some of these have emerged in past claims experience, they are reflected in our projections. 1.3.2 Third-wave claims We have made allowance for so-called “third-wave” claims. These are defined as claims for personal injury and / or death arising from asbestos exposure during home renovations by individuals or to builders involved in such renovations. Such claims are allowed for within the projections to the extent to which they have arisen to date and to the extent our exposure model factors in these exposures in its projection. We have not allowed for a significant additional surge in third-wave claims (over and above current levels of activity) in the future arising from renovations, but conversely we have not allowed for a tempering of those third-wave claims already included within our projection as a result of improved education of individuals as to the risks of such home renovations, or of any local Councils or State Governments passing laws in this regard. It should be noted that claims for the cost of asbestos or asbestos product removal from homes and properties or any claims for economic loss arising from asbestos or asbestos products being within such homes and properties is not required to be met by the AICF Trust. 1.4 Data reliances and limitations KPMG has relied upon the accuracy and completeness of the data with which it has been provided. KPMG has not verified the accuracy or completeness of the data, although we have undertaken steps to test its consistency with data previously received. However, KPMG has placed reliance on the data previously received, and currently provided, as being accurate and complete in all material respects. 1.5 Uncertainty It must be understood that estimates of asbestos-related disease liabilities are subject to considerable uncertainty. This is due to the fact that the ultimate disposition of future claims will be subject to the outcome of events that have not yet occurred. Examples of these events, as noted in Section 1.3, include jury decisions, court interpretations, legislative changes, epidemiological developments, medical advancements, public attitudes, potential additional third-wave exposures and social and economic conditions such as inflation.

KPMG | 6 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Therefore, it should be expected that the actual emergence of the liabilities will vary, perhaps materially, from any estimate. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the AICF Trust will not ultimately exceed the estimates contained herein. Any such variation may be significant. 1.6 Distribution and use The purpose of this Report is as stated in Section 1.1. This Report should not be used for any purpose other than those specified. This Report will be provided to the Board and management of AICFL. This Report will also be provided to the Board and management of James Hardie, the NSW Government and to EY in their capacity as auditors to both James Hardie and AICFL. We understand that this Report will be filed with the ASX and placed on James Hardie’s website in its entirety. We understand that this Report will also be placed on AICFL’s website in its entirety. KPMG consents to this Report being made available to the above-mentioned parties and for the Report to be distributed in the manner described above. To the extent permitted by law, neither KPMG nor its Executives, directors or employees will be responsible to any third parties for the consequences of any actions they take based upon the opinions expressed with this Report, including any use of or purported reliance upon this Report not contemplated in Section 1.2. Any reliance placed is that party’s sole responsibility. Where distribution of this Report is permitted by KPMG, the Report may only be distributed in its entirety and judgements about the conclusions and comments drawn from this Report should only be made after considering the Report in its entirety and with necessary consultation with KPMG. Readers are also advised to refer to the “Important Note: Basis of Report” section at the front of the Executive Summary of this Report. 1.7 Date labelling convention used in this Report In our analyses throughout this Report (unless otherwise stated), the “year” we refer to aligns with the financial year of AICFL and James Hardie and runs from 1 April to 31 March. A “2008” notified claim would be a claim notified in the period 1 April 2008 to 31 March 2009. This might also be referred to as “2008/09” or “FY09”. Similarly, a “2020” claim settlement would be a claim settled in the period 1 April 2020 to 31 March 2021. This might also be referred to as “2020/21” or “FY21”. 1.8 Author of the report This Report is authored by Neil Donlevy, an Executive of KPMG Financial Services Consulting Pty Ltd, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia.

KPMG | 7 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. This Report is co-authored by Jefferson Gibbs, an Executive of KPMG Financial Services Consulting Pty Ltd, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia. In relation to this Report, the primary regulator for both Neil Donlevy and Jefferson Gibbs is the Institute of Actuaries of Australia. 1.9 Professional standards and compliance This Report details a valuation of the outstanding claims liabilities of entities which hold liabilities with features similar to general insurance liabilities. In preparing this Report, we have complied with the Professional Standard 302 of the Institute of Actuaries of Australia (“PS302”), “Valuation of General Insurance Claims”. However, as we note in Section 1.2, this Report does not include an allowance for the future Operating Expenses of the AICF Trust (which are estimated by AICFL) and nor does it include any allowance for a risk margin to reflect the inherent uncertainty in the liability assessment. 1.10 Control processes and review This valuation report and the underlying analyses have been subject to technical review and internal peer review. The technical review focuses on ensuring that the valuation models and supporting claims experience analyses that are carried out are performed correctly and that the calculations are being correctly applied. The technical review also focuses on ensuring that the data that is being used has been reconciled insofar as possible. Internal peer review involves a review of the approach, the methods, the assumptions selected and the professional judgments applied. Both the technical review and internal peer review processes are applied to the Report as well as the valuation models. 1.11 Basis of preparation of Report We have been advised by the management of AICFL to prepare the Report on a “going concern” basis (i.e. we should assume that AICFL will be able to meet any shortfall in the cost of the liabilities of the Liable Entities as they fall due). The cashflow estimates contained in this Report assume that claims against the Liable Entities will continue to be paid in full as and when they fall due.

KPMG | 8 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 2. Data 2.1 Data provided to KPMG We have been provided with the following data by AICFL: • Claims dataset at 31 March 2021 with individual claims listings; • Accounting transactions dataset at 31 March 2021 (which includes individual claims payment details); and • Detailed insurance bordereaux information (being a listing of claims filed with the insurers of the Liable Entities) as at 31 March 2021. We have allowed for the benefits of the product and public liability insurance policies of the Liable Entities based on information provided to us by AICFL relating to the insurance programme’s structure, coverage and layers. We have also considered the claims data listings which formed the basis of our previous valuation assessments. The data structures provided for the claims and accounting datasets are consistent with those provided at previous valuations. 2.2 Data limitations We have tested the consistency of the various data sets provided to us at different valuation dates. Section 2.3 outlines the nature of the testing undertaken. However, we have not otherwise verified the data and have instead relied on the data provided as being complete and accurate in all material respects. We have relied upon the robustness of AICFL’s internal administration and systems as to the completeness of the data provided. Consequently, should there be material errors or incompleteness in the data, our assessment could also be affected materially. 2.3 Data reconciliation and testing We have performed a reconciliation of the data provided at 31 March 2021 with the data provided at 31 March 2020. We have undertaken a number of tests and reconciliations to test the accuracy of the data to the extent possible, noting the limitations outlined above.

KPMG | 9 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 2.3.1 Reconciliation with previous valuation’s data We have performed a reconciliation of the claims database as at 31 March 2021 with that provided at 31 March 2020. Our findings are: • Claims notifications: There were no new claims reported that had a report date prior to 31 March 2020. No claims (that already had a notification date) changed notification date between the two databases. • Portfolio category: Eight claims changed category. Three of these changed to mesothelioma. • Settlement date: There has been one claim that previously had a settlement date prior to 31 March 2020 that has changed settlement date at the current valuation. Changing and developing data is not unexpected or to be considered as adverse. Indeed, changing data is common to all claims administration systems. We do not consider the number or extent of the changes noted above to be unreasonable, nor do we consider the changes to be material to the valuation. 2.3.2 Reconciliation of claims settlement amounts between claims and accounting databases We have mapped the financial data between the claims and accounting databases into standardised groupings as follows: Table 2.1: Grouping of financial data from claims and accounting databases Note: Recovery amounts are available from the accounting database We have compared the payment records between the claims database and the accounting database from the earliest date to the current file position. The table below shows the results of this reconciliation for all claim transactions to date. Table 2.2: Comparison of amounts from claims and accounting databases ($m) CLAIMS DATABASE ACCOUNTING DATABASE Award Costs / Other Defence legal costs Defence legal costs Defence legal costs Damages (gross of cross-claims) plus DDB reimbursement plus Medicare (from Accounting Database) Damages plus DDB reimbursements plus Medicare Costs plus Other less Medicare (from accounting database) Costs plus Consulting CLAIMS DATABASE ACCOUNTING DATABASE Damages (gross of recoveries, excluding medicare) 2,015.6 Damages (gross of recoveries) 2,018.3 Costs 62.2 Costs 63.2 DDB 17.2 DDB 17.2 Other (inc Medicare) 5.6 Consulting 2.2 Medicare 3.2 Interest 0.3 Defence legal costs 218.9 Defence legal costs 219.7 Total Value 2,319.5 Total Value 2,324.2 Standardisation Award plus Medicare plus DDB 2,036.0 Award plus Medicare plus DDB 2,038.8 Costs / Other 64.6 Costs / Other 65.7 Defence legal costs 218.9 Defence legal costs 219.7 Total Value 2,319.5 Total Value 2,324.2

KPMG | 10 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Once the standardisation has been undertaken, the two datasets reconcile closely – with differences for claim awards totalling approximately $2.8m (31 March 2020: $2.8m). Our approach for each claim record has been to take the maximum value of the two databases for each claim record. This results in the following overall totals being used in our analysis: • $2,039.4m for the claims award component; • $66.0m for the costs / other component; and • $219.8m for the defence legal costs component. This approach, of taking the maximum value for each claims record, may result in some minor prudence in our overall analysis although the amount of prudence is not considered to be significant in the context of the size of the potential liabilities and the underlying uncertainty in any valuation estimating future claims costs over the next 40 years or more. 2.4 Data conclusion We have not verified the underlying data nor have we undertaken “auditing at source”. No material data issues have been identified and notified to us by the Approved Auditor of AICFL (EY) during their testing. We have tested the data for internal consistency with the data provided at the previous valuation (31 March 2020). Based on that testing and reconciliation, and subject to the limitations described in Section 1.4, we have formed the view that: • Generally, the data is consistent between valuations, with any differences in the data being readily explainable; • The financial data appears to reconcile reasonably between the two data sources (the claims dataset and the accounting transactions datasets); • Any data issues that have emerged are not significant in relation to the size of the liabilities; and • The data is appropriate for use for the purpose of this Report.

KPMG | 11 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 3. Valuation Methodology and Approach 3.1 Valuation methodology changes We have maintained the core valuation methodology adopted at our previous valuation. The most recent material change in the methodology took place at 31 March 2020 when we separated the portfolio of mesothelioma claims between direct claims and cross-claims and for each of the four age cohorts. This included deriving separate assumptions for direct claims and cross claims and for each of the four age cohorts for: • estimated future claim numbers (including latency assumptions); • average claim sizes (including incidence rates of large claims); • average legal costs; and • nil settlement rates (but only for direct and cross, without separate age-based assumptions). 3.2 Overview of current methodology The methodology involves assessing the liabilities in two separate components, being: • Allowance for the cost of settling claims which have already been reported but have not yet been settled (“pending claims”); and • Allowance for the cost of settling claims which have not yet been reported (“Incurred But Not Reported” or “IBNR” claims). For pending claims, we have used the case estimates (where available) with some adjustments to reflect the extent to which the case estimates (on average) tend to overstate the ultimate cost. For IBNR claims we have used an “average cost per claim method”. In brief, the overall methodology may be summarised as follows: • Project the future number of claims expected to be reported in each future year by disease type (for product and public liability) and for Workers Compensation and wharf claims taking into account the expected future incidence of mesothelioma and other diseases and also the past rate of co-joining of the Liable Entities; • Analyse past average attritional claim costs of non-nil claims in mid 2020/21 money terms. We have defined attritional claims to be claims which are less than $1m in 2006/07 money terms. We estimate a baseline attritional non-nil average claim cost in mid

KPMG | 12 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 2020/21 money terms. This represents the Liable Entities’ share of a claim rather than the total claim settlement; • Analyse past historical average plaintiff/other and defendant legal costs for non-nil claim settlements; • Analyse past historical average defendant legal costs for nil claim settlements; • Estimate a “large claims loading” for mesothelioma claims by estimating the frequency, or incidence rate, and average claim size and legal cost sizes of such claims (being claims which are in excess of $1m in 2006/07 money terms); • Project the pattern and incidence of future claims settlements from the claims reporting profile projected. This is done by using a settlement pattern derived from consideration of past experience of the pattern of delay between claim reporting and claim settlement for each disease type; • Estimate the proportion of claims which will be settled with no liability against the Liable Entities by reference to past proportions of claims settled for nil claim cost (we refer to this as the “nil settlement rate”); • Inflate average claim, plaintiff/other and defence legal costs and large claim costs to the date of settlement of claims allowing for base inflation and (where applicable) superimposed inflation; • Multiply the claims numbers which are expected to be settled for non-nil amounts in a period by the inflated average non-nil claim costs (including the “large claims loading”) and plaintiff/other and defence legal costs for that period; • Make allowance in defence legal costs for that proportion of settled claims which are expected to be settled for no liability but for which defence costs will be incurred; • Inflate average defence legal costs of nil claims to the date of settlement of claims allowing for base inflation; • Multiply the claims numbers which are expected to be settled for nil amounts in a period by the inflated average defence legal costs for nil claims for that period; • Add the expected claims costs and legal payments relating to pending claims (after allowance for the potential savings on case estimates) after making allowance for the assumed settlement pattern of pending claims; • This gives the projected future gross cashflow for each future financial year; • Adjust the projected gross cashflow (where applicable) for the impact of the annual and aggregate caps on DDA reimbursements; • Estimate the recoveries resulting from cross-claims made by the Liable Entities against other parties (“cross-claim recoveries”); • Project Insurance Recoveries to establish the net cashflows;

KPMG | 13 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. • Discount the cashflows using a yield curve derived from yields on Commonwealth Government Fixed Interest Bonds at the valuation date to arrive at our present value liability assessment. It should be noted that this description is an outline and is not intended to be exhaustive in consideration of all the stages we consider or all investigations we undertake. Those other stages are outlined in more detail elsewhere in this Report and readers are advised to refer to those sections for a more detailed understanding of the process undertaken. As discussed elsewhere, the liabilities are established on a central estimate basis. 3.3 Disease type and class subdivision 3.3.1 Claims records excluded from our analysis We have excluded records that relate to cross-claims brought by the Liable Entities against other defendants. Where the cross-claim is brought as part of the main proceedings the claim is automatically counted in our analysis of the number of claims. However, where the cross- claim by the Liable Entities is severed from the main proceedings, the existence of a separate record in the claims dataset does not indicate an additional claim (or liability) against the Liable Entities. In these circumstances such records are not counted in our analysis. We have also excluded “insurance recovery” claims records. This is because the insurance recovery record is a separate record that exists for claims records where an insurance recovery is due. In other words, the claim against the Liable Entity has already been included in our analysis and the insurance recovery record exists for operational purposes only. 3.3.2 Categories of claim We have sub-divided the remaining claims into the following groups: • Product and Public Liability; • Workers Compensation, being claims by former employees of the Liable Entities; and • Wharf claims, being claims by individuals whose occupations involved working on the docks or wharves, or where part of their exposure related to wharves. 3.3.3 Categories of disease For product and public liability claims, we have separately analysed the individual disease types. We have split the data by disease type for these claims, because there is sufficient volume of claims to do so, because different disease types display substantially different average claim sizes, and because the incidence pattern of future notifications is expected to vary between the different disease types. We have not divided the Workers Compensation or wharf claims data by disease type, given their low financial significance and the reduced credibility of the data if sub-divided by disease type (given the low number of claims).

KPMG | 14 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. For the purposes of our analysis, we have allocated each claim once and therefore to one disease only. We have selected the following order of priority, based on the relative severity of the disease: • Mesothelioma; • Lung cancer / Other cancer; • Asbestosis; and then • Asbestos-Related Pleural Disease and Other (“ARPD & Other”). This means that if a product or public liability claim has mesothelioma as one of its listed diseases, it is counted as a mesothelioma claim. If a product or public liability claim has lung cancer or other cancer as one of its listed diseases (but not mesothelioma), it is counted as a lung cancer claim. If a product or public liability claim has asbestosis as one of its listed diseases, it is only counted as asbestosis if it has no reference to mesothelioma, lung cancer or other cancer as one of its diseases. For mesothelioma, we have also separated claims based on the age of the claimant at the date of notification of the claim. We have used four age cohorts, namely: • <60 years of age; • 60-70 years of age; • 70-80 years of age; and • >80 years of age. We have further separated mesothelioma claims between direct claims and cross claims. 3.4 Numbers of future claims notifications: mesothelioma To project the pattern of incidence of claims against the Liable Entities, we have constructed a model which utilises the following inputs: • The current Australian population by year of birth / current age and gender; • Standard mortality rates by age and gender. This is used to project the population by year of birth / age at each future year; • The relative risk-exposure (or incidence rates) between males and females; • The relative risk-exposure by age of person at time of exposure; • The exposure to asbestos in Australia; • The statistical distribution of the latency period from average exposure separately for direct claims and cross claims, and by age of claimant, together with the underlying parameters (the mean and the standard deviation) of the latency model. Detailed discussion of the approach taken is documented in our 31 March 2018 Annual Actuarial Report.

KPMG | 15 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 3.4.1 Exposure model We have constructed a proxy for exposure by reference to statistics showing the levels of Australian usage of asbestos. We do not have detailed individual exposure information for the Liable Entities, its products or where the products were used and how many people were exposed to those products. However, given the market share of James Hardie over the years (through to 1987) and its relative stability, we have used a national pattern of usage as a reasonable proxy for the Liable Entities’ exposure. Figure 3.1: Consumption and production indices – Australia 1930-2002 Source: World Mineral Statistics Dataset, British Geological Survey, www.mineralsuk.com R Virta, USGS Website Annual Yearbook There is an implicit assumption within the use of the consumption to derive the level of future claim notifications that: • the consumption of asbestos is directly correlated with, and is a suitable proxy for, the number (and extent of exposure) of people exposed to asbestos in any year; and • the rate of incidence of individuals developing an asbestos-related disease arising from exposure to asbestos is the same for each exposure year and is independent of the type of asbestos used. 3.4.2 Latency model We have continued to assume that the latency pattern (from the average date of exposure) is statistically distributed with a normal distribution. We have derived separate latency assumptions for mesothelioma as between direct claims and cross claims. The model projection assumptions are shown in the table below and are unchanged from the 31 March 2020 valuation. - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 100,000 19 30 19 32 19 34 19 36 19 38 19 40 19 42 19 44 19 46 19 48 19 50 19 52 19 54 19 56 19 58 19 60 19 62 19 64 19 66 19 68 19 70 19 72 19 74 19 76 19 78 19 80 19 82 19 84 19 86 19 88 19 90 19 92 19 94 19 96 19 98 20 00 20 02 Production Consumption

KPMG | 16 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Table 3.1: Latency assumptions for mesothelioma claims The analysis supporting the selection of these parameters is summarised in Section 6. 3.4.3 Calibrating the curve index to current reporting experience We take the claim curve index and then calibrate the number of notifications in each future year by reference to the recent levels of claims reporting and the number of claims we have assumed for the 2021/22 financial year. This approach implicitly assumes that: • The future rate of incidence of asbestos-related diseases manifesting as a result of a past exposure to asbestos will remain stable; • The pattern of diagnosis and the delay between diagnosis and reporting remain stable; • The “propensity to claim” by individuals will remain stable; and • The rate of co-joining the Liable Entities in common law claims will remain stable. Changes to any of these factors over time will result in changes to the actual pattern of incidence of claims reporting. The claim curve index also provides us with the proportions of the total number of claims reported in each future year that relate to each of the four age groups and separately for direct claims and cross claims for mesothelioma. Our assumptions for the base number of claims projected to be reported in 2021/22 are summarised in Section 4.6 and Section 5.7. 3.5 Incidence of claim settlements from future claim notifications We derive a settlement pattern by analysing triangulations of the numbers of settlements and claims payments by delay from the year of notification. From these settlement pattern analyses, we have estimated the pace at which claims notified in the future will settle, and used this to project the future number, and monetary amount, of settlements in each financial year for each disease type. Our analysis and assumptions selected are summarised in Section 9.5. Direct Cross Mean 39 41 Standard Deviation 9 10

KPMG | 17 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 3.6 Average claim costs of IBNR claims 3.6.1 Attritional claims We define a large claim as one for which the award is greater than or equal to $1m in 2006/07 money terms (which equates to approximately $1.73m in mid 2020/21 money terms). We define an attritional claim as a non-nil, non-large claim. We define a nil claim as one for which the award payable by the relevant Liable Entity is zero. We have estimated the following five components to the average cost assessment: • Average award (sometimes including plaintiff legal costs) of a non-nil “attritional” claim. • Average plaintiff legal / other costs of a non-nil “attritional” claim. • Average defence legal costs of a non-nil “attritional” claim. • Average defence legal costs of a nil claim. • Large claim awards and legal cost allowances. All of our analyses have been constructed using past average awards, which have been inflated to mid 2020/21 money terms using a historical base inflation index (of 4% per annum). This allows for basic inflation effects when identifying trends in historical average settlements. We then determine a prospective average cost in mid 2020/21 money terms, including an explicit allowance for overseas exposures resulting from the decision in Talifero vs Amaca. Our analysis and assumptions are summarised in Section 7. 3.6.2 Large claims loading We analyse the historical incidence rate of large claims (being measured as the ratio of the number of large claims to the total number of non-nil claims), and the average claim size and legal costs of these claims. We use these to arrive at a “per claim” loading (being the average large claim cost multiplied by the large claim incidence rate per claim), being the additional amount we need to add to our attritional average claim size to allow for large claims. We have derived separate incidence rate and average claim size assumptions for each of the four age groups for mesothelioma. Our analysis and assumptions are summarised in Section 7.8. 3.6.3 Future inflation of average claim sizes Allowance for future claim cost inflation is made. This is modelled as a combination of base inflation plus superimposed inflation. This enables us to project future average settlement costs in each future year, which can then be applied to the IBNR claims numbers as they settle in each future year. Our analysis and assumptions in relation to claims inflation are summarised in Section 9.2.

KPMG | 18 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 3.7 Proportion of claims settled for nil amounts We apply a “nil settlement rate” to the overall number of settlements to estimate the number of claims which will be settled for nil claim cost (i.e. other than in relation to defence legal costs) and those which will be settled for a non-nil claim cost. The prospective nil settlement rate is estimated by reference to the analysis of past trends in the rate of nil settlements. Our analysis and assumptions selected are summarised in Section 8. 3.8 Pending claims 3.8.1 Definition of pending claims At 31 March 2021, there were 411 claims for which claim awards have not yet been fully settled by the Liable Entities. Additionally, there are a number of other claims for which defence legal costs have not yet been settled, even though the awards have been settled. 3.8.2 Evaluating the liability for pending claims The excess amount of the liability for pending claims, over the case estimates held, is what the insurance industry terms Incurred But Not Enough Reported (“IBNER”). Depending on the case estimation procedure of a company and the nature of the liabilities, IBNER can be either positive or negative, with a negative IBNER implying that the ultimate cost of settling claims will be less than case estimates, i.e. that there is some degree of redundancy in case estimates. 3.8.3 Findings The table below shows that there has been no deterioration compared to the estimates we previously adopted and are currently adopting (both of which have already made allowance for a 25% saving on case estimates). Table 3.2: Change in cost of claims during 2020/21 financial year ($m) – claim award component only The table above shows that there has been an increase of $3.1m in the cost of claims that were reported prior to 31 March 2020 (31 March 2020: $3.9m decrease). We have maintained our assumption for the level of redundancy in case estimates on currently reported claims at 25% at this valuation. This assumption is only applied to the case estimates for the claim award. Figures in $ millions Current year reported claims Prior year reported claims Total Estimates for pending claims at 31 March 2020 (undiscounted) 0.0 76.6 76.6 Paid in the year to 31 March 2021 66.6 63.6 130.2 Estimates for pending claims at 31 March 2021 (undiscounted) 67.7 16.1 83.7 Incurred Cost in the financial year 134.3 3.1 137.3

KPMG | 19 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 3.9 Insurance Recoveries Insurance Recoveries are defined as proceeds which are estimated to be recoverable under the product and public liability insurance policies of the Liable Entities, and therefore exclude any such proceeds from a Workers Compensation Scheme or Policy in which the Liable Entities participate or which the Liable Entities hold. In applying the insurance programme we therefore consider only the projected gross cashflows relating to product and public liability claims. Historical analysis of the claims data suggests that approximately 97.5% of all liability claims by cost have been product liability claims. 3.9.1 Programme overview Until 31 May 1986, the Liable Entities had in place product and public liability insurance policies that were placed on a claims occurring basis. Product liability claims were insured under these insurance policies on an “in the aggregate” basis whilst public liability claims were insured on an “each and every loss” basis. From 31 May 1986, the insurance policies were placed on a claims made basis in relation to asbestos-related product and public liability cover. In summary, the insurance policies were placed as follows: • For the period up to June 1976, the insurance policies were written on a claims occurring basis. The insurance was provided by QBE but the cover provided by these policies was commuted in June 2000. Therefore we have assumed no future Insurance Recoveries from these policies. • For the period from June 1976 to 31 May 1986, the insurance policies were written on a claims occurring basis; insured by Lloyds’ of London, London Market insurers, Australian insurers and HIH entities. • For the period 31 May 1986 to 31 March 1997, the insurance policies were written on a claims-made basis. For the purpose of this Report, we have made no allowance for any future Insurance Recoveries arising from these policies. 3.9.2 Modelling insurance recoveries on the claims occurring programme Our methodology for projecting the future insurance recoveries to be collected by AICFL involves the following steps: • Identify the current contract positions for each insurance policy year. This assumes that all monies due have been collected, and does not allow for the impact of commutations that have taken place. • Allocate the projected future gross cashflows to individual insurance policy years using an allocation basis that has been determined by reference to the exposure methodology used to project future claim numbers and also using a “period of exposure” allocation. • This gives a projection of how the insurance programme is utilised over time.

KPMG | 20 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. This method allows us to: • evaluate the total insurance recoveries due by payment year; • determine how the insurance recoveries due will be assigned to each layer and to each insurer; and • identify and allow for when the individual layers are projected to be fully exhausted. We then make an additional adjustment to the projected recoveries to exclude those projected future insurance recoveries that are assigned to the participations of insurers who have already commuted their coverage with AICFL and the Liable Entities or insurers who have settled their coverage by way of a Scheme of Arrangement. 3.9.3 Commutations, HIH and Schemes of Arrangement Other commutations have been entered into by AICFL in previous years and these commutations have typically (other than QBE) involved the payment of a lump sum amount. In these circumstances, we have assumed that the insurance liabilities of that company to the Liable Entities have been fully discharged and no further recoveries will fall due. Additionally, we have assumed that all monies have been paid in relation to insurance recoveries for the claims occurring period from HIH. For the claims occurring period, where a claim filed against a company under a Scheme of Arrangement has been accepted and payment made, we have assumed that the insurance liabilities of that company to the Liable Entities have been fully discharged and no further recoveries will fall due. We have made no allowance or adjustment in our valuation for any other future commutations with the remaining insurers. 3.9.4 Unpaid insurance recoveries We have not included within our liability estimate any allowance for insurance recoveries under the claims occurring period that are due but have not yet been collected. We are advised that such monies amount to approximately $2m at 31 March 2021. These amounts are more appropriately dealt with as being debtors of AICFL. 3.9.5 Bad and doubtful debt allowance on Insurance Recoveries We have made allowance for bad and doubtful debts on future Insurance Recoveries within our valuation by use of the default rates as shown in the table below.

KPMG | 21 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Table 3.3: Credit rating default rates by duration Source: Standard & Poors’ 2020 Annual Global Corporate Default Study and Rating Transitions. NR relates to companies which are Not Rated R relates to companies which have been subject to Regulatory Action regarding solvency. We have considered the credit rating of the insurers (and/or their parent companies) of the Liable Entities as at March 2021 and applied the relevant credit rating default rates to the expected future cashflows by year, treaty and insurer. 3.10 Cross-claim recoveries A cross-claim can be brought by, or against, one or more Liable Entities. Cross-claims brought against a Liable Entity (“Contribution Claims”) are included in our analysis of the claims experience. Cross-claims brought by a Liable Entity relate to circumstances where the Liable Entity seeks to join (as a cross-defendant) another party to the claim in which the Liable Entity is already joined. Our approach in the valuation has been to separately value the rate of recovery (“cross-claims recovery rate”) as a percentage of the gross award based on historical experience of such recoveries. Our analysis and assumptions selected are summarised in Section 9.4. 3.11 Discounting cashflows Cashflows are discounted on the basis of yields available at the valuation date on Commonwealth of Australia fixed interest Government Bonds (“Commonwealth Government Bonds”) of varying coupon rates and durations to maturity. Our approach to the determination of the discount rates is unchanged from the approach adopted at 31 March 2020, and is: • For years 1 to 16, zero coupon spot rates were determined by reference to the prices, coupons and durations of Commonwealth Government Bonds; • For years 19 and onwards, we have selected a uniform long-term discount rate of 4.00% per annum (FY2020: 4.00% per annum); and • For years 17 and 18, we have selected spot rates that “linearly interpolate” between the year-16 rate and the year-19 rate (of 4.00%). Our selected assumptions are summarised in Section 9.3. Rating Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10 Yr. 11 Yr. 12 Yr. 13 Yr. 14 Yr. 15 AAA 0.00% 0.03% 0.13% 0.24% 0.34% 0.45% 0.51% 0.59% 0.64% 0.70% 0.72% 0.75% 0.78% 0.84% 0.90% AA+ 0.00% 0.05% 0.05% 0.10% 0.15% 0.20% 0.25% 0.31% 0.36% 0.42% 0.48% 0.53% 0.59% 0.66% 0.72% AA 0.02% 0.03% 0.08% 0.21% 0.35% 0.47% 0.59% 0.70% 0.78% 0.87% 0.95% 1.00% 1.10% 1.16% 1.22% AA- 0.03% 0.08% 0.16% 0.23% 0.31% 0.41% 0.47% 0.52% 0.57% 0.62% 0.68% 0.73% 0.75% 0.80% 0.84% A+ 0.05% 0.09% 0.19% 0.31% 0.41% 0.50% 0.60% 0.71% 0.83% 0.96% 1.08% 1.21% 1.36% 1.54% 1.68% A 0.05% 0.14% 0.21% 0.32% 0.44% 0.61% 0.78% 0.94% 1.11% 1.32% 1.48% 1.60% 1.72% 1.79% 1.95% A- 0.06% 0.16% 0.25% 0.36% 0.51% 0.66% 0.87% 1.03% 1.15% 1.27% 1.37% 1.50% 1.62% 1.74% 1.84% BBB+ 0.09% 0.26% 0.47% 0.67% 0.90% 1.15% 1.35% 1.56% 1.82% 2.07% 2.30% 2.46% 2.64% 2.87% 3.12% BBB 0.15% 0.37% 0.59% 0.93% 1.27% 1.62% 1.94% 2.24% 2.56% 2.88% 3.22% 3.49% 3.72% 3.82% 4.03% NR 3.71% 7.19% 10.18% 12.63% 14.64% 16.30% 17.68% 18.83% 19.86% 20.81% 21.61% 22.29% 22.93% 23.49% 24.04% R 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00%

KPMG | 22 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4. Claims Experience: Mesothelioma Claim Numbers 4.1 Overview The following chart shows the number of mesothelioma claims reported by year of notification. Figure 4.1: Number of mesothelioma claims reported annually Note: Throughout Sections 4 to 9, the date convention used in tables and charts is that (for example) 2008/09 indicates the financial year running from 1 April 2008 to 31 March 2009. Furthermore, unless clearly identifying a calendar year, the label “2008” in charts or tables would indicate the financial year running from 1 April 2008 to 31 March 2009. For 2020/21, there were 382 mesothelioma claims reported. This represented a 13% decrease relative to the prior year (438 claims). 276 305 270 268 259 309 369 413 397 374 393 376 438 382 0 50 100 150 200 250 300 350 400 450 500 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 Year of notification

KPMG | 23 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.2 External statistics on mesothelioma claims incidence The following chart compares the total number of mesothelioma cases reported (diagnosed) nationally to the number of mesothelioma claims received by the Liable Entities. It should be noted that the two sets of data correspond to different definitions of year and so are not directly comparable and some caution should be exercised. The “year” is calendar year for the national cases (i.e. 2012 is the year running from 1 January 2012 to 31 December 2012); whilst for the Liable Entities it is the financial year (i.e. 2012 is the year running from 1 April 2012 to 31 March 2013). Figure 4.2: Number of mesothelioma cases reported nationally compared to the number of claims received by the Liable Entities Sources: Australian Cancer Incidence and Mortality book for Mesothelioma, Australian Institute of Health and Welfare, updated February 2018 for 2000-2013 Annual Report of the Australian Mesothelioma Registry for 2014 and onwards The annual number of mesothelioma cases diagnosed nationally was relatively stable for the period 2007 to 2011 varying between 666 and 705 cases. In calendar year 2019, the number of cases diagnosed nationally (as currently reported) fell to 659. It should be noted there may be a considerable degree of under-reporting in the 2019 year and, to a lesser extent, the 2018 year, noting that: • The 2015 year was first reported as 650, and this has increased to 750 (as reported in the 2019 Australian Mesothelioma Registry Report). • The 2016 year was first reported as 700, and this has increased to 776 (as reported in the 2019 Australian Mesothelioma Registry Report). • The 2017 year was first reported as 710, and this has increased to 792 (as reported in the 2019 Australian Mesothelioma Registry Report). 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 0 100 200 300 400 500 600 700 800 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Claims received by the Liable Entities Number of cases diagnosed nationally Liable Entities as % of national cases (31/3/21) (RHS) Liable Entities as % of national cases (31/3/20) (RHS) Liable Entities as % of national cases (31/3/19) (RHS)

KPMG | 24 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. These increases in national statistics lead to a lower ratio for the number of Liable Entity claims as a percentage of the number of national cases of mesothelioma. As a consequence, the currently estimated 66% for 2019/20 may be over-stated and (if previous experience of initial under-reporting of the number of national cases were to recur) may be more in the order of 55% to 60%. It should be noted that not all cases of mesothelioma result in a claim being brought in Common Law. Furthermore, even if a claim is brought, not all claims will involve the Liable Entities. In relation to NSW, we have additional information from the Dust Diseases Tribunal (NSW) that indicates what proportion of common law claims the Liable Entities are joined in for NSW. For the DDB/DDA data, the “year” is financial year (i.e. 2012 is the year running from 1 July 2012 to 30 June 2013). In contrast, in the DDT data, “year” is defined as a calendar year (i.e. 2012 is the year running from 1 January 2012 to 31 December 2012). It should be noted that the four sets of data correspond to different definitions of year and so are not directly comparable and some caution should be exercised. Figure 4.3: Number of mesothelioma cases reported in NSW Sources: NSW Central Cancer Registry. Insurance and Care NSW Annual Report 2019/20. DDT statistics provided by the State of New South Wales The chart shows that whilst the number of NSW cases of mesothelioma has been relatively stable across the period since 2007/08, other than the 13% increase in 2016 and the consequential reduction in 2017, the number of common law DDT cases rose by 56% between 2007 and 2019. The Liable Entities experienced a broadly similar rate of growth in claim numbers in that same period. There were reductions for both DDT cases and also for the Liable Entities in the most recent year. The data would appear to indicate that the Liable Entities are not being increasingly joined in common law claims in NSW, nor that there is necessarily an increasing prevalence of mesothelioma in NSW, but rather that the proportion of people being diagnosed who then bring a common law claim is the primary factor leading to the increases in claim numbers that 0 50 100 150 200 250 300 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 NSW Claims (AICF) DDB/DDA cases NSW cases DDT cases

KPMG | 25 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. have been observed in the last ten years (i.e. there has been an increase in the propensity to claim). The chart below shows the mix of national cases by age. The data shows a broadly similar pattern to AICF’s own experience, with the proportion of cases relating to people under 70 years of age trending down and currently comprising around 25% of all cases. Figure 4.4: Age profile of mesothelioma cases nationally Sources: Australian Institute of Health and Welfare; Australian Mesothelioma Registry Report Note: Data by age cohort for 2017 was not published in the 2017 Australian Mesothelioma Registry Report 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 20 00 20 01 20 02 20 03 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 <60 60-70 70-80 80+

KPMG | 26 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.3 Profile of mesothelioma claims 4.3.1 Direct claims and cross claims The following chart shows the number of claims separately as between claims brought by claimants (‘direct claims’) and claims brought by other defendants (‘cross claims’). Figure 4.5: Number of mesothelioma claims by type of claim Both direct claims and cross claims have experienced a decrease in the number of claims in 2020/21 at 278 and 104 respectively. 4.3.2 Delay from diagnosis to notification The chart below measures the time-lag (in days) from diagnosis of mesothelioma to notification of a claim against the Liable Entities. Direct claims have typically taken between 5 months and 7 months to be reported after diagnosis of mesothelioma. Figure 4.6: Delay from diagnosis of mesothelioma to notification of claim against the Liable Entities 208 249 211 218 192 219 284 326 315 288 309 304 317 278 68 56 59 50 67 90 85 87 82 86 84 72 121 104 0 50 100 150 200 250 300 350 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Year of notification Direct claims Cross claims 0 100 200 300 400 500 600 700 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Av er ag e la g (d ay s) b et w ee n di ag no si s an d no tif ic at io n Notification year Cross claims Direct claims

KPMG | 27 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.4 Profile of mesothelioma claims: direct claims 4.4.1 Claims by State Claims reporting for direct claims has varied between 278 and 326 claims in the last seven years. The reductions in claim numbers in NSW in 2020/21 were offset by higher numbers of claims being lodged in Queensland (many of which are typically lodged in the DDT in NSW). Figure 4.7: Number of mesothelioma direct claims by State 4.4.2 Age profile of claimants The chart below shows that the primary source of growth since 2007/08 has been for claimants over the age of 70. The number of claims for claimants in the 70-80 age cohort showed a material reduction in 2020/21 to its lowest level since 2013/14. It is not yet clear why this is the case and whether this feature is a one-off or is part of a new trend. Figure 4.8: Number of mesothelioma direct claims by age of claimant 0 50 100 150 200 250 300 350 2015 2016 2017 2018 2019 2020 NSW VIC WA SA QLD & Other 0 20 40 60 80 100 120 140 160 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 Year of notification < 60 60 - 70 70 - 80 80 +

KPMG | 28 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.5 Profile of mesothelioma claims: cross claims 4.5.1 Claims by State We have analysed the number of mesothelioma claim notifications by the State in which the cross claim is filed. Figure 4.9: Number of mesothelioma cross claims by State The high numbers of South Australia cross claims that was experienced in 2019/20 continued in 2020/21 (as expected). There were 13 claimants in 2019/20 and 10 claimants in 2020/21 where “duplicate claims” arose (i.e. 2 cross claims, or more, were lodged for each claimant). We understand that this backlog of claims lodgements has now been substantially completed and is not expected to recur at the levels experienced in 2019/20 or 2020/21. 4.5.2 Age profile of claimants The chart below shows that the primary source of growth in 2020/21 has been for claimants over the age of 70. Figure 4.10: Number of mesothelioma cross claims by age of claimant 0 20 40 60 80 100 120 140 2015 2016 2017 2018 2019 2020 NSW VIC WA SA QLD 0 10 20 30 40 50 60 70 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 Year of notification < 60 60 - 70 70 - 80 80 +

KPMG | 29 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.6 Base valuation assumption for number of mesothelioma claims The actual claims reporting experience in 2020/21 has been 9% lower than expectations for 2020/21 in relation to overall mesothelioma claim numbers. The number of direct claims (at 278 claims) has been 11% lower than expectations and 12% lower than the previous year. The number of direct claims has varied between 278 and 326 claims across the last seven years. We have set our assumption for direct claims for 2021/22 at 300 claims, being broadly equal to the average of the last three years of claims reporting activity. In relation to cross claims, the number of such claims had typically varied between 80 and 90 claims since 2012; albeit with 72 claims in 2018/19. The most recent two years have been materially impacted by the South Australia power station claims, with 26 and 21 claims respectively. This feature is not expected to recur in future periods and as such, in setting our assumption, we have normalised for these one-off impacts. In this context, we have selected an assumption of 90 cross claims for 2021/22. In total, we are therefore projecting 390 mesothelioma claims to be reported in 2021/22. The table below summarises the overall assumptions and the mix assumptions by age cohort for 2021/22, as well as providing a comparison of the previous two years’ actual experience. Table 4.1: Assumed mix of claims by age cohort and type of claim for 2021/22 Note: percentage figures may not add exactly to 100.0% on sight, owing to the percentages being shown rounded to 1 decimal point. FY22 Assumption FY22 Assumption FY21 Actual FY21 Actual FY20 Actual FY20 Actual Numbers % Numbers % Numbers % Mesothelioma (direct claims) 300 278 317 <60 18 5.8% 19 6.8% 21 6.6% 60-70 58 19.3% 58 20.9% 61 19.2% 70-80 140 46.8% 113 40.6% 147 46.4% 80+ 84 28.0% 84 30.2% 88 27.8% age not known 0 0.0% 4 1.4% 0 0.0% Mesothelioma (cross claims) 90 104 121 <60 2 2.4% 0 0.0% 2 1.7% 60-70 17 18.4% 15 14.4% 23 19.0% 70-80 43 47.6% 45 43.3% 59 48.8% 80+ 28 31.6% 44 42.3% 35 28.9% age not known 0 0.0% 0 0.0% 2 1.7%

KPMG | 30 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.7 Inherent uncertainties in the future number of mesothelioma claims There remain material uncertainties in relation to the base level of claims reporting and the total future number of mesothelioma claims to be reported against the Liable Entities. It is possible that claims reporting activity could increase next year, or that it could fall next year. There remain uncertainties in relation to the peak period of claims reporting for mesothelioma, particularly given that 2019/20 saw the highest number of mesothelioma claims received historically, albeit primarily this was due to the extremely high level of cross-claims reporting, and noting that 2020/21 was considerably below expectations and substantially lower than the previous year. There also remain material uncertainties as to the pace at which future claims reporting will reduce (“the decay rate”) as well as the rate of co-joining of the Liable Entities in common law claims. Additionally, should the mix of claims by claimant age or the mix between direct claims and cross claims change relative to that currently assumed, the overall average claim sizes emerging would differ from that currently expected. Depending on the outcome of future experience, further changes to the valuation assumptions and therefore to the valuation results may be necessary in future periods. Such changes could be material. As a consequence of the above noted uncertainties, further volatility in relation to the valuation result should be anticipated. Section 11 of our Report provides an indication of the sensitivity of the valuation result to the peak period of claims reporting and the decay rate of mesothelioma claims reporting after 2021/22.

KPMG | 31 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 5. Claims Experience: Claim numbers (non-mesothelioma) 5.1 Overview The table below shows the number of claims reported by year of notification and by disease category. Table 5.1: Number of claims by disease type 5.2 Asbestosis claims In 2020/21, there were 93 asbestosis claims reported, a sharp fall from the 137 claims reported in 2019/20. The 2019/20 year was partly impacted by the South Australia power station claims. The last three years have averaged 111 claims, the last four years have averaged 105 claims, and the last five years have averaged 103 claims. In selecting our assumption for 2021/22, we have (in broad terms) taken the average of the last five years as a base level, thereby giving less weight to the 2019/20 year. We have assumed 102 asbestosis claims will be reported in 2021/22. 5.3 Lung cancer claims In 2020/21, there were 18 lung cancer claims reported. The last three years have averaged 19 claims and the last four years have averaged 21 claims. We have assumed 21 lung cancer claims will be reported in 2021/22. Notification Year Asbestosis Lung Cancer ARPD & Other Wharf Workers 2007 171 28 43 8 46 2008 163 40 44 11 59 2009 120 40 43 3 61 2010 141 13 36 8 30 2011 110 15 36 6 30 2012 128 33 38 7 27 2013 117 26 49 15 32 2014 143 25 39 11 34 2015 91 19 30 11 29 2016 97 18 33 11 24 2017 87 25 29 8 20 2018 103 15 39 13 22 2019 137 25 32 4 21 2020 93 18 32 0 20 2007-2020 1,701 340 523 116 455 All Years 2,713 689 892 246 1,468

KPMG | 32 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 5.4 ARPD & Other claims In 2020/21, there were 32 ARPD & Other claims reported. The last three years have averaged 34 claims and the last four years have averaged 33 claims. We have assumed 33 ARPD & Other claims will be reported in 2021/22. 5.5 Workers Compensation claims In 2020/21, there were 20 Workers Compensation claims reported. The last five years have varied between 20 and 24 claims. We have assumed 21 Workers Compensation claims will be reported in 2021/22. It should be noted that the financial impact of this source of claim is not substantial to the Liable Entities given the proportion of claims which are settled for nil liability against the Liable Entities (typically above 95%), which results from the insurance arrangements in place. 5.6 Wharf claims In 2020/21, there were no Wharf claims reported. In 2019/20, there were 4 claims reported. Both of these observations were the lowest level of claims reporting in more than 10 years. The previous six years varied between 8 claims and 15 claims. We have assumed 6 wharf claims will be notified in 2021/22. Again, the financial impact of this source of claim is not currently significant. 5.7 Summary of base claims numbers assumptions (including mesothelioma) As outlined in Sections 4 and 5, our assumptions as to the number of claims to be reported in 2021/22 are as follows: Table 5.2: Claim numbers experience and assumptions for 2021/22 FY21 Expected is the assumption selected for 2020/21 in our previous valuation report. FY20 actual FY21 actual FY21 expected FY22 assumption Mesothelioma 438 382 420 390 Asbestosis 137 93 108 102 Lung Cancer 25 18 24 21 ARPD & Other 32 32 36 33 Wharf 4 0 12 6 Worker 21 20 24 21 Total 657 545 624 573

KPMG | 33 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 5.8 Baryulgil Almost half of the claims settled which relate to asbestos mining activities at Baryulgil (as discussed previously in Section 1.2.3) have been settled with no liability against the Liable Entities; and for the remaining settled claims, the Liable Entities have typically borne one-third to one-half of the settlement amount, reflecting the contribution by other defendants to the overall settlement (including those which have since been placed in liquidation). For the purposes of our valuation, we have estimated there to be 7 future claims reported, comprising 5 mesothelioma claims and 2 non-mesothelioma claims. We have assumed average claims and legal costs broadly in line with those described in Section 7. Our projected liability assessment at 31 March 2021 of the additional provision (for claims not yet reported) that could potentially be required is an undiscounted liability of $1.9m and a discounted liability of $1.8m, all of which is deemed to be a liability of Amaca.

KPMG | 34 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6. Exposure and Latency Experience and Incidence Pattern Assumptions 6.1 Mesothelioma claims experience 6.1.1 Exposure information from claims notified to date We have reviewed the actual exposure information available for claims notified to date. This has been conducted by using the exposure dates stored in the claims database at an individual claim level and identifying the number of person-years of exposure in each exposure year. Figure 6.1: Exposure (person-years) of all Liable Entities’ mesothelioma claimants to date The chart shows that, currently, the peak year of exposure for claims reported to date is in 1972. It should be recognised that there is a degree of bias in this analysis in that the claims notified to date will tend to have arisen from the earlier periods of exposure. Over time, we expect the right-hand side of this curve to develop and the peak year of exposure to trend towards the early-1970s to mid-1970s, and an increase in the absolute level at all periods of exposure as more claims are notified and the associated exposures from these are included in the analysis. 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 19 20 19 23 19 26 19 29 19 32 19 35 19 38 19 41 19 44 19 47 19 50 19 53 19 56 19 59 19 62 19 65 19 68 19 71 19 74 19 77 19 80 19 83 19 86 19 89 19 92 19 95 19 98 20 01 20 04 20 07 20 10 20 13 20 16 20 19 Exposure year

KPMG | 35 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. The relatively low level of exposure from 1987 onwards (about 5% of the total) is not unexpected given that all asbestos products ceased being manufactured by the Liable Entities by 1987. The exposure after that date likely results from usage of products already produced and sold before that date. The chart above is a cumulative chart of the position to date and does not show trends in the allocation of claims to exposure years over time. For example, one would expect that more recently reported claims should be associated with, on average, later exposures; and that claims reported in future years would continue that trend towards later exposure periods. To understand better these trends, we have modelled claimants’ exposures for each past claim report year. Figure 6.2: Exposure (person years) of all mesothelioma claimants to date by report year and exposure period As can be seen in the chart above, there has been a general increasing shift towards the exposure period after 1970, evident by the downwards trends in the chart from left to right indicating that an increasing proportion of the claimants’ exposure relates to more recent exposure periods. For example, pre-1970 exposures made up approximately 45% of mesothelioma claims exposures in 2007/08 but less than 35% of claims exposures in 2020/21. We would expect that such a trend (towards claims emerging from later exposure periods) should continue for some time to come. 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Year of notification 1920-1959 1960-1969 1970-1975 1976-1980 1981-1985 1986 onwards

KPMG | 36 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6.2 Mesothelioma: direct claims 6.2.1 Latency period of reported claims We have analysed the actual latency period of the reported claims of the Liable Entities. In the charts that follow, we have measured the average actual latency period from the average date of exposure to the date of notification of a claim. The chart below shows the average latency observed for mesothelioma claims and the 25th percentile and 75th percentile observations. Figure 6.3: Latency of mesothelioma direct claims The observed average latency period from the average exposure is currently approximately 45 years for direct claims, increasing at about 0.6 years for each passing year. The observed average latency of claims reported in future report years should also be expected to show a further upward trend in the coming years. Figure 6.4: Latency distribution of mesothelioma direct claims 0 50 100 150 200 250 300 350 400 450 500 550 0 5 10 15 20 25 30 35 40 45 50 55 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N um be r of c la im s La te nc y pe rio d (y ea rs ) o f c la im s re po rte d in r ep or t y ea r Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported 0 50 100 150 200 250 300 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 N um be r of c la im s Latency (years)

KPMG | 37 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Our latency model assumes a “normal distribution” and the chart seems to (in broad terms) support that assumption at this time. For direct claims, the mean latency to date is 39 years, the median latency to date is 39.5 years, and the mode of the latency is 40 years. The standard deviation is around 8.6 years. The following chart shows how the average reported latencies vary between each of the age groups. Figure 6.5: Latency of mesothelioma direct claims by age of claimant Our latency model for mesothelioma direct claims from first exposure assumes a mean latency of 39 years and a standard deviation of 9 years. 6.2.2 Overall future incidence pattern and IBNR claim numbers The following chart shows the pattern of future notifications which have resulted from the application of our methodology. Figure 6.6: Projected future claim notifications for mesothelioma direct claims 15 20 25 30 35 40 45 50 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 La te nc y pe rio d (y ea rs ) of c la im s re po rt ed i n re po rt y ea r Year of notification <60 60 - 70 70 - 80 80+ Combined 0 50 100 150 200 250 300 350 20 20 / 2 02 1 20 21 / 2 02 2 20 22 / 2 02 3 20 23 / 2 02 4 20 24 / 2 02 5 20 25 / 2 02 6 20 26 / 2 02 7 20 27 / 2 02 8 20 28 / 2 02 9 20 29 / 2 03 0 20 30 / 2 03 1 20 31 / 2 03 2 20 32 / 2 03 3 20 33 / 2 03 4 20 34 / 2 03 5 20 35 / 2 03 6 20 36 / 2 03 7 20 37 / 2 03 8 20 38 / 2 03 9 20 39 / 2 04 0 20 40 / 2 04 1 20 41 / 2 04 2 20 42 / 2 04 3 20 43 / 2 04 4 20 44 / 2 04 5 20 45 / 2 04 6 20 46 / 2 04 7 20 47 / 2 04 8 31 March 2020 projection Model 2: 31 March 2021 Model with FY22 Seed Value

KPMG | 38 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6.2.3 Assumed change in future mix of claims by claimant age We have assumed a mix of direct claims by claimant age for 2021/22 as follows: • 5.8% (18 claims) for ages less than 60, • 19.3% (58 claims) for ages 60-70, • 46.8% (140 claims) for ages 70-80, • 28.0% (84 claims) for ages over 80. The following chart shows the change in mix of claims by claimant age over time both historically and projected into the future periods. Figure 6.7: Mix of claims by claimant age for mesothelioma direct claims 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 20 00 20 02 20 04 20 06 20 08 20 10 20 12 20 14 20 16 20 18 20 20 20 22 20 24 20 26 20 28 20 30 20 32 20 34 20 36 20 38 20 40 20 42 20 44 <60 60-70 70-80 80+

KPMG | 39 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6.3 Mesothelioma: cross claims 6.3.1 Latency period of reported claims We have analysed the actual latency period of the reported claims of the Liable Entities. In the charts that follow, we have measured the average actual latency period from the average date of exposure to the date of notification of a claim. The chart below shows the average latency observed for mesothelioma claims and the 25th percentile and 75th percentile observations. Figure 6.8: Latency of mesothelioma cross claims The observed average latency period from the average exposure is currently approximately 49 years for cross claims (2019/20 was 47 years), and it is generally increasing at about 0.9 years for each passing year. 0 50 100 150 200 250 300 350 400 450 500 0 5 10 15 20 25 30 35 40 45 50 55 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N um be r of c la im s La te nc y pe rio d (y ea rs ) o f c la im s re po rte d in r ep or t y ea r Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported

KPMG | 40 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 6.9: Latency distribution of mesothelioma cross claims Our latency model assumes a “normal distribution” and the chart seems to (in broad terms) support that assumption at this time, whilst noting that smaller claim numbers will lead to more volatility (and a lower ‘goodness of fit’). For cross claims, the mean latency to date is 41 years, the median latency is 41 years and the mode of the latency is 44 years. The standard deviation is around 10 years. The following chart shows how the average reported latencies vary between each of the age groups. Figure 6.10: Latency of mesothelioma cross claims by age of claimant Note: There were no claims for the <60 age cohort in 2020/21. As a result there is no data point for the average latency for this cohort for the most recent year, Our latency model for mesothelioma cross claims from first exposure assumes a mean latency of 41 years and a standard deviation of 10 years. 0 10 20 30 40 50 60 70 80 90 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 N um be r of c la im s Latency (years) 0 5 10 15 20 25 30 35 40 45 50 55 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020La te n c y p e ri o d ( ye a rs ) o f c la im s r e p o rt e d i n r e p o rt y e a r Year of notification <60 60-70 70 - 80 80+ Combined

KPMG | 41 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6.3.2 Overall future incidence pattern and IBNR claim numbers The following chart shows the pattern of future notifications which have resulted from the application of our methodology. Figure 6.11: Projected future claim notifications for mesothelioma cross claims 6.3.3 Assumed change in future mix of claims by claimant age We have assumed a mix of cross claims by claimant age for 2021/22 as follows: • 2.4% (2 claims) for ages less than 60, • 18.4% (17 claims) for ages 60-70, • 47.6% (43 claims) for ages 70-80, • 31.6% (28 claims) for ages over 80. The following chart shows the change in mix of claims by claimant age over time both historically and projected into the future periods. Figure 6.12: Mix of claims by claimant age for mesothelioma cross claims 0 20 40 60 80 100 120 20 20 / 2 02 1 20 21 / 2 02 2 20 22 / 2 02 3 20 23 / 2 02 4 20 24 / 2 02 5 20 25 / 2 02 6 20 26 / 2 02 7 20 27 / 2 02 8 20 28 / 2 02 9 20 29 / 2 03 0 20 30 / 2 03 1 20 31 / 2 03 2 20 32 / 2 03 3 20 33 / 2 03 4 20 34 / 2 03 5 20 35 / 2 03 6 20 36 / 2 03 7 20 37 / 2 03 8 20 38 / 2 03 9 20 39 / 2 04 0 20 40 / 2 04 1 20 41 / 2 04 2 20 42 / 2 04 3 20 43 / 2 04 4 20 44 / 2 04 5 20 45 / 2 04 6 20 46 / 2 04 7 20 47 / 2 04 8 31 March 2020 projection Model 2: 31 March 2021 Model with FY22 Seed Value 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 20 00 20 02 20 04 20 06 20 08 20 10 20 12 20 14 20 16 20 18 20 20 20 22 20 24 20 26 20 28 20 30 20 32 20 34 20 36 20 38 20 40 20 42 20 44 <60 60-70 70-80 80+

KPMG | 42 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6.4 Non-mesothelioma experience 6.4.1 Latency period of reported claims The trend in latency periods for other disease types is shown in the following charts. Figure 6.13: Latency of asbestosis claims Figure 6.14: Latency of lung cancer claims 0 30 60 90 120 150 180 0 10 20 30 40 50 60 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N um be r of c la im s La te nc y pe rio d (y ea rs ) o f c la im s re po rte d in r ep or t y ea r Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported 0 10 20 30 40 50 60 0 10 20 30 40 50 60 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N um be r of c la im s La te nc y pe rio d (y ea rs ) o f c la im s re po rte d in r ep or t y ea r Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported

KPMG | 43 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 6.15: Latency of ARPD & Other claims The average observed latency periods for the other disease types show a more surprising trend, appearing to be longer than epidemiological literature has tended to suggest. A summary of our underlying latency assumptions by disease type are shown below. The mean and standard deviation values quoted are applied to a normal distribution model. Table 6.1: Assumed underlying latency distribution parameters from average date of exposure to date of notification These assumptions are unchanged from the previous valuation. 6.4.2 Modelled assumptions for peak year of claim incidence Based on the application of our exposure model and our latency model, and the assumptions contained explicitly or implicitly within those models, the peak year of notification of claims reporting against the Liable Entities for each disease type (excluding mesothelioma) is modelled to be as follows: Table 6.2: Modelled peak year of claim notifications 0 10 20 30 40 50 60 0 10 20 30 40 50 60 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N um be r of c la im s La te nc y pe rio d (y ea rs ) o f c la im s re po rte d in r ep or t y ea r Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported Mean latency (years) Standard deviation of latency (years) Asbestosis 35 8 Lung Cancer 35 10 ARPD & Other 32 10 Wharf n/a n/a Workers compensation n/a n/a Current valuation Previous valuation Asbestosis 2008/09 2008/09 Lung Cancer 2010/11 2010/11 ARPD & Other 2007/08 2007/08 Wharf 2008/09 2008/09 Workers Compensation 2007/08 2007/08

KPMG | 44 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. These modelled assumptions are unchanged and reflect no changes to the exposure data and no changes to the latency model assumptions at this time. We note that whilst the “modelled peak” derived from our model is as shown above, this does not automatically translate to, nor does it imply that, the “highest claims reporting year” will be those years. This is because variation from year to year is expected due to normal ‘statistical variation’ in claim numbers. 6.4.3 Projected incidence patterns We have projected the future number of claim notifications from the curve we have derived using our exposure model and our latency model. We have applied this curve to the base number of claims we have estimated for each disease type for 2021/22 as summarised in Section 5.7. The following chart shows the pattern of future notifications which have resulted from the application of our exposure and latency model and the recalibration of the curve to our revised expectations of claims reporting activity for 2021/22. Figure 6.16: Projected future claim notifications for other disease types 0 25 50 75 100 125 150 175 200 19 91 19 94 19 97 20 00 20 03 20 06 20 09 20 12 20 15 20 18 20 21 20 24 20 27 20 30 20 33 20 36 20 39 20 42 N um be r of c la im s Year of notification Asbestosis Lung cancer ARPD & Other Wharf Workers

KPMG | 45 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7. Claims Experience: Average Claims and Legal Costs 7.1 Overview We have analysed the average claim awards, average plaintiff/other costs and average defendant legal costs by disease type in arriving at our valuation assumptions. The table below shows how the average settlement cost for non-nil attritional (i.e. non-large) claims has varied by settlement year. All data have been converted into mid 2020/21 money terms using a historical base inflation index of 4% per annum. We refer to these amounts as “inflated average attritional awards” in the charts and tables that follow. The average amounts shown hereafter relate to the average amount of the contribution made by the Liable Entities, and does not reflect the total award payable to the plaintiff unless this is clearly stated to be the case. In particular, for Workers Compensation the average award reflects the average contribution by the Liable Entities for claims in which they are joined but relates only to that amount of the award determined against the Liable Entities which is not met by a Workers Compensation Scheme or Policy. Table 7.1: Average attritional non-nil claim award (inflated to mid 2020/21 money terms) Settlement Year Mesothelioma Asbestosis Lung Cancer ARPD & Other Wharf Workers Compensation 2007 375,848 130,301 182,783 78,565 78,768 435,298 2008 426,583 137,272 135,131 143,321 231,601 88,057 2009 380,753 154,199 156,277 135,869 90,625 154,664 2010 387,100 125,931 203,152 106,852 55,219 0 2011 407,651 155,414 177,974 138,939 108,299 1,280,981 2012 401,024 167,679 160,072 118,856 48,153 116,328 2013 410,492 130,007 136,488 128,051 136,614 26,319 2014 381,780 125,674 174,262 91,202 101,256 88,572 2015 357,772 122,395 141,543 125,047 163,973 0 2016 323,098 91,849 47,739 85,458 43,165 0 2017 340,879 117,870 131,625 74,884 88,491 271,842 2018 346,377 100,974 69,938 123,270 59,843 0 2019 347,220 113,179 87,357 142,407 102,550 52,000 2020 296,491 129,721 136,223 119,139 65,068 0

KPMG | 46 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.2 Mesothelioma claims 7.2.1 Overall average claim sizes The chart below shows the average claim size for non-nil, non-large claims inflated to mid 2020/21 money terms. Figure 7.1: Average attritional awards (inflated to mid 2020/21 money terms) and number of non-nil claims settlements for mesothelioma claims (excluding large claims) 7.2.2 Claim sizes by claim type and age of claimant The following table shows the comparison of the average cost of claims settled in 2020/21 for direct and cross claims, split by age cohort. This table demonstrates the significant difference between the average costs of claims between direct claims and cross claims. This also explains why the separation of the mesothelioma category between direct claims and cross claims is important if the mix of claims by number is, or has been, changing. Table 7.2: Average attritional awards (inflated to mid 2020/21 money terms) for direct and cross claims by age of claimant for claims settled in 2020/21 0 50 100 150 200 250 300 350 400 0 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 N um be r of c la im s A ve ra ge c os t Settlement year Inflated Average Attritional Award Number of non-nil settlements Direct Claims Cross Claims # settled Average # settled Average Age (non-nil) Claim Size (non-nil) Claim Size <60 11 439,040 1 64,000 60 - 70 46 463,637 17 94,363 70 - 80 114 400,904 40 60,777 80+ 91 292,019 35 77,763 Overall 262 375,701 93 73,343

KPMG | 47 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.2.3 Mesothelioma: direct claims experience and assumptions The chart below shows the average claim size by age cohort since 2007/08 for direct mesothelioma claims. Figure 7.2: Average attritional awards (inflated to mid 2020/21 money terms) by age of claimant For claimants under the age of 60: • The average size for 2020/21 was $439,000, a 31% reduction on the average size for 2019/20. • The last three years have averaged $610,000; the last four years have averaged $644,000; the last five years have averaged $620,000, the last six years have averaged $624,000; the last seven years have averaged $644,000. • We have taken a longer-term view noting the smaller numbers of claims in this age group. • We have therefore selected an assumption of $650,000. For claimants aged 60-70: • The average size for 2020/21 was $464,000, a 5% increase on the average size for 2019/20. • The last three years have averaged $461,000; the last four years have averaged $453,000; the last five years have averaged $446,000, the last six years have averaged $458,000; the last seven years have averaged $470,000. • We have taken a longer-term view noting the smaller numbers of claims in this age group. • We have therefore selected an assumption of $475,000. 0 100,000 200,000 300,000 400,000 500,000 600,000 700,000 800,000 900,000 1,000,000 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Year of settlement <60 60-70 70 - 80 80+

KPMG | 48 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. For claimants aged 70-80: • The average size for 2020/21 was $401,000, a 2% decrease on the average size for 2019/20, although the last two years have been higher than the experience in each of the preceding five years. • The last three years have averaged $399,000; the last four years have averaged $392,000; the last five years have averaged $386,000, the last six years have averaged $386,000; the last seven years have averaged $383,000. • This segment is the largest segment by both number of claims and total expenditure. • We have therefore selected an assumption of $395,000. For claimants aged 80+: • The average size for 2020/21 was $292,000, a 12% decrease on the average size for 2019/20. • The last three years have averaged $311,000; the last four years have averaged $309,000; the last five years have averaged $311,000, the last six years have averaged $310,000; the last seven years have averaged $314,000. • We have therefore selected an assumption of $315,000. 7.2.4 Mesothelioma cross claims experience and assumptions The chart below shows the average claim size by age cohort since 2007/08 for cross claims. Figure 7.3: Average attritional awards (inflated to mid 2020/21 money terms) by age of claimant For claimants under the age of 60: • The average size for 2020/21 was $64,000. • There are typically between 1 and 5 claims in this age cohort. As such, the claim size experience can be volatile from year to year depending on the specific circumstances of a small number of claims. 0 100,000 200,000 300,000 400,000 500,000 600,000 700,000 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Year of settlement <60 60-70 70 - 80 80+

KPMG | 49 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. • We have therefore selected an assumption of $225,000 whilst noting this assumption is not material to the overall valuation given the small number of claims. For claimants aged 60-70: • The average size for 2020/21 was $94,000. • The last three years have averaged $112,000; the last four years have averaged $133,000; the last five years have averaged $136,000, the last six years have averaged $140,000; the last seven years have averaged $135,000. • We have taken a longer-term view noting the smaller numbers of claims in this age group. • We have therefore selected an assumption of $140,000. For claimants aged 70-80: • The average size for 2020/21 was $61,000. • The last three years have averaged $88,000; the last four years have averaged $90,000; the last five years have averaged $86,000, the last six years have averaged $88,000; the last seven years have averaged $90,000. • This segment is the largest cross claims segment by both number of claims and total expenditure. • We have therefore selected an assumption of $90,000. For claimants aged 80+: • The average size for 2020/21 was $78,000. • The last three years have averaged $82,000; the last four years have averaged $80,000; the last five years have averaged $80,000, the last six years have averaged $82,000; the last seven years have averaged $86,000. • We have therefore selected an assumption of $85,000. 7.2.5 Additional allowance for mesothelioma claims for the potential costs from overseas exposures (Talifero vs Amaca) We have made an allowance of $6,000 per mesothelioma claim (in mid 2020/21 money terms). This amount has been applied across all mesothelioma claims, both direct claims and cross claims), to allow for the potential costs arising from overseas exposures consequent to the decision in Talifero vs Amaca. We have then applied that assumption (adjusted for wage and superimposed inflation) for future years. Our per-claim adjustment is only applied to mesothelioma claims.

KPMG | 50 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.3 Asbestosis claims For asbestosis, it can be seen from Table 7.1 that the period since 2007/08 has had volatile average claim size experience, with average claim sizes ranging from $92,000 to $168,000 (in mid 2020/21 money terms). Figure 7.4: Average awards (inflated to mid 2020/21 money terms) and number of non-nil claims settlements for asbestosis claims The experience in 2020/21 was impacted by 2 unusually large settlements. The average of the past three years is $117,000; the average of the past four years is $117,000 and the average of the past five years is $112,000. Each of these amounts is impacted by the higher experience in 2020/21. In setting an assumption, we have not given full credit to the most recent year’s experience at this stage. Taking all of the above factors into consideration, we have adopted a valuation assumption of $115,000 for asbestosis claims in mid 2020/21 money terms. 0 20 40 60 80 100 120 140 160 180 0 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 M a r 20 V al n M a r- 21 V al n N um be r of c la im s A ve ra ge c os t Settlement year Inflated Average Attritional Award Number of non-nil settlements

KPMG | 51 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.4 Lung cancer claims The average award for lung cancer claims has exhibited some volatility in the past five years, although this is not unexpected given the small volume of claim settlements (approximately 10 to 30 claims per annum). Figure 7.5: Average awards (inflated to mid 2020/21 money terms) and number of non-nil claims settlements for lung cancer claims The experience in 2020/21 was impacted by one unusually large claim. The average of the past three years is $95,000; the average of the past four years is $99,000 and the average of the past five years is $92,000. Taking all of the above factors into consideration, and noting the volatility arising from the small number of non-nil claims, we have adopted a valuation assumption of $115,000 in mid 2020/21 money terms. 0 6 12 18 24 30 36 0 40,000 80,000 120,000 160,000 200,000 240,000 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 M a r 20 V al n M a r- 21 V al n N um be r of c la im s A ve ra ge c os t Settlement year Inflated Average Attritional Award Number of non-nil settlements

KPMG | 52 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.5 ARPD & Other claims The average award size has shown considerable volatility over time. Figure 7.6: Average awards (inflated to mid 2020/21 money terms) and number of non-nil claims settlements for ARPD & Other claims The average of the past three years is $127,000; the average of the past four years is $117,000 and the average of the past five years is $111,000. Taking all of the above factors into consideration, we have adopted a valuation assumption of $115,000 for ARPD & Other claims in mid 2020/21 money terms. 0 6 12 18 24 30 36 42 48 0 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 M a r 20 V al n M a r- 21 V al n N um be r of c la im s A ve ra ge c os t Settlement year Inflated Average Attritional Award Number of non-nil settlements

KPMG | 53 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.6 Workers Compensation claims The average award for non-nil Workers Compensation claims has shown a large degree of volatility, reflecting the very small number of non-nil claims. Figure 7.7: Average awards (inflated to mid 2020/21 money terms) and number of non-nil claims settlements for Workers Compensation claims It should be noted that the high average claim size in 2011/12 is due to one claim of $900,000 (in 2011/12 values). Furthermore, we understand that this claim payment was recovered from the workers compensation insurer at a later date. Taking all of the above factors into consideration, we have adopted a valuation assumption of $150,000 in mid 2020/21 money terms. This assumption is not material to the overall liability given the high proportion of claims (in excess of 95%) which are settled with no retained liability against the Liable Entities. 0 1 2 3 4 5 6 7 8 0 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 M a r 20 V al n M a r- 21 V al n N um be r of c la im s A ve ra ge c os t Settlement year Inflated Average Attritional Award Number of non-nil settlements

KPMG | 54 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.7 Wharf claims For wharf claims, the average of the past three years has been $78,000; the average of the past four years has been $81,000 and the average of the past five years has been $71,000. Figure 7.8: Average awards (inflated to mid 2020/21 money terms) and number of non-nil claims settlements for wharf claims The experience in 2008/09 was impacted by one large claim of almost $600,000 (in 2008/09 values). At this valuation, we have adopted a valuation assumption of $95,000 in mid 2020/21 money terms. Given the small volume of wharf claims, this assumption is not financially significant to the overall results. 0 2 4 6 8 10 12 0 40,000 80,000 120,000 160,000 200,000 240,000 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 M ar 2 0 V al n M ar -2 1 V al n N um be r of c la im s Av er ag e co st Settlement year Inflated Average Attritional Award Number of non-nil settlements

KPMG | 55 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.8 Mesothelioma large claim size and incidence rates There have been 72 mesothelioma claims settled with awards in excess of $1m in 2006/07 money terms. There has only ever been one cross claim that has been a large claim (settled in 2000/01). Given this, the assumed large claim incidence rate for cross claims has been set at 0% for all age cohorts. The following analysis is therefore only applicable for direct claims. In selecting a large claim incidence rate or an expected annual number of large claims for direct claims, we have analysed the number of large claims by year of notification, separately for each of the four age groups. We have also shown the incidence rate of large claims for each of the age groups. Figure 7.9: Number of large claims by year of notification 0 2 4 6 8 10 12 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N um be r of c la im s Year of notification < 60 60 - 70 70 - 80 80 +

KPMG | 56 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 7.10: Large claims incidence rate by age of claimant There have been no large claims for claimants over the age of 80. We have continued to assume a future large claim incidence rate of 10.00% for claimants under 60 years of age, 1.00% for claimants between 60 and 70 years of age, and 0.10% for claimants between 70 and 80 years of age. For the average large claim size, we have adopted a valuation assumption of $2.475m in mid 2020/21 money terms and we have adopted the same average claim size for all age groups. This is based on analysis that shows small variation in average claim size for large claims between claimants in each of the age cohorts We have made an additional allowance for plaintiff legal costs to allow for those instances where such costs are made additional to, rather than included with, the claims award and also for defence costs. The actual incidence of, and settlement of, large claims is not readily predictable and therefore deviations will occur from year to year due to random fluctuations because of the small numbers of large claims (between 0 and 8 large claims per annum). 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 07 -2 02 0 In ci de nc e R at e < 60 60 - 70 70 - 80

KPMG | 57 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.9 Summary average claim cost assumptions The following table provides a summary of our average claim cost assumptions at this valuation, and those assumed at the previous valuation. Table 7.3: Summary average claim cost assumptions Note: Both the current valuation assumption and the previous valuation assumption are expressed in mid 2020/21 money terms. Note: For mesothelioma, the current and previous valuation assumptions include an allowance of $6,000 for the decision in Talifero vs Amaca. Current Previous % Valuation Valuation change Mesothelioma: Direct <60 656,000 718,455 -9% Mesothelioma: Direct 60-70 481,000 491,630 -2% Mesothelioma: Direct 70-80 401,000 401,955 0% Mesothelioma: Direct 80+ 321,000 333,380 -4% Mesothelioma: Cross <60 231,000 270,080 -14% Mesothelioma: Cross 60-70 146,000 164,580 -11% Mesothelioma: Cross 70-80 96,000 106,555 -10% Mesothelioma: Cross 80+ 91,000 96,005 -5% Asbestosis 115,000 116,050 -1% Lung Cancer 115,000 116,050 -1% ARPD & Other 115,000 116,050 -1% Wharf 95,000 105,500 -10% Workers Compensation 150,000 158,250 -5% Mesothelioma Large Claims (award only) Average Size: $2.475m. Direct frequency: 10.00% (<60), 1.00% (60-70), 0.1% (70-80) Average Size: $2.58m. Direct frequency: 10.00% (<60), 1.00% (60-70), 0.1% (70-80)

KPMG | 58 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.10 Defence legal costs 7.10.1 Non-nil claims The average defence legal costs for non-nil claims by settlement year have been relatively stable over the last ten years for mesothelioma, asbestosis and ARPD & Other, albeit showing some general downward drift over time. The average defence costs for lung cancer have shown a greater degree of variability, although this is not unexpected given the small volume of claim settlements (approximately 10 to 30 claims per annum). Figure 7.11: Average defence legal costs (inflated to mid 2020/21 money terms) for non-nil claims settlements by settlement year Note: The chart does not include average defence costs for Wharf and Worker claims due to the smaller number of claims involved and the variability that exists as a consequence. 7.10.2 Large claims The average defence legal costs across all large claims to date has been $167,000 although this has generally been trending downwards over time. We have allowed for defence legal costs of $105,000 per large claim having regard to more recent experience. 7.10.3 Nil claims The average defence legal costs for nil claims by settlement year has been volatile for all disease types. For mesothelioma, the volatility is a consequence of low nil settlement rate, meaning that there may be 20 to 30 nil claims in any year. For the other disease types, the number of nil claims might typically be of the order of 10 claims per annum for each disease type. 0 10,000 20,000 30,000 40,000 50,000 60,000 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Settlement year Mesothelioma Asbestosis Lung cancer ARPD & Other

KPMG | 59 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 7.12: Average defence legal costs (inflated to mid 2020/21 money terms) for nil claims settlements by settlement year Note: The chart does not include average defence costs for Wharf and Worker claims due to the smaller number of claims involved and the variability that exists as a consequence. 7.11 Summary average defendant legal costs assumptions The following table provides a summary of our defendant legal costs assumptions at this valuation, and those assumed at the previous valuation. We have adopted different legal cost assumptions for mesothelioma for the four age groups and separately for direct and cross claims, based on analysis which indicates there is variation (which in part will be related to the average size of claims in each age group and claim type). Table 7.4: Summary average defendant legal costs assumptions Note: Both the current valuation assumption and the previous valuation assumption are expressed in mid 2020/21 money terms. 0 10,000 20,000 30,000 40,000 50,000 60,000 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Settlement year Mesothelioma Asbestosis Lung cancer ARPD & Other Current Valuation Previous Valuation Non Nil Nil Non Nil Nil Claims Claims Claims Claims Mesothelioma: Direct <60 36,000 22,000 36,225 20,700 Mesothelioma: Direct 60-70 26,000 22,000 25,875 20,700 Mesothelioma: Direct 70-80 23,000 15,000 22,770 15,525 Mesothelioma: Direct 80+ 21,000 11,000 20,700 10,350 Mesothelioma: Cross <60 36,000 10,000 35,190 10,350 Mesothelioma: Cross 60-70 23,000 10,000 22,770 10,350 Mesothelioma: Cross 70-80 18,000 10,000 17,595 10,350 Mesothelioma: Cross 80+ 16,000 10,000 15,525 10,350 Asbestosis 19,000 7,000 19,665 7,245 Lung Cancer 25,000 15,000 26,910 15,525 ARPD & Other 22,000 10,000 20,700 10,350 Wharf 15,000 5,000 15,525 5,175 Workers Compensation 15,000 1,000 15,525 1,035 Mesothelioma Large 105,000 0 108,675 0

KPMG | 60 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8. Claims Experience: Nil Settlement Rates 8.1 Overview We have analysed the nil settlement rates, being the number of nil settlements expressed as a percentage of the total number of settlements (nil and non-nil). Table 8.1: Nil settlement rates Settlement Year Mesothelioma Asbestosis Lung Cancer ARPD & Other Wharf Workers Compensation 2007 13% 9% 31% 19% 72% 85% 2008 8% 9% 24% 13% 0% 95% 2009 8% 8% 29% 2% 14% 83% 2010 6% 6% 41% 14% 0% 100% 2011 10% 7% 32% 11% 0% 67% 2012 9% 15% 23% 20% 40% 99% 2013 3% 8% 3% 13% 20% 99% 2014 9% 11% 16% 8% 9% 97% 2015 7% 6% 25% 8% 8% 100% 2016 20% 13% 57% 16% 9% 100% 2017 8% 18% 59% 7% 9% 88% 2018 5% 15% 17% 5% 22% 100% 2019 6% 9% 32% 20% 0% 96% 2020 4% 7% 14% 6% 0% 100%

KPMG | 61 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.2 Mesothelioma claims Nil settlement rates vary between direct claims and cross claims as shown in the chart below. Figure 8.1: Mesothelioma nil settlement rate for direct claims and cross claims In considering the future nil settlement rate assumption for direct claims, we observe: • The nil settlement rate for the past three years has averaged 2.5%, for the past four years has averaged 2.8% and for the past five years has averaged 3.0%. • The nil settlement rate for 2020/21 was 1.5%. • The average rate from 2007/08 to 2020/21 has been 4%. Taking all of these factors into consideration, and noting the general downward trend since 2007/08, we have assumed a future nil settlement rate of 3%, a reduction from our previous valuation assumption of 4%. In considering the future nil settlement rate assumption for cross claims, we observe: • The nil settlement rate for the 2016/17 year of 55% was due to 54 Queensland statutory recovery claims being closed at nil cost in December 2016. Our chart has removed these as they are a one-off correction. • Removing the Queensland claims, the nil settlement rate for the past three years has averaged 12.2%, for the past four years has averaged 15% and for the past five years has averaged 16.3%. • The average nil settlement rate from 2007/08 to 2020/21 has been 18.3%. Taking all of these factors into consideration, we have assumed a future nil settlement rate of 16%, a reduction from our previous valuation assumption of 19%. The nil settlement rate assumptions have been applied equally to all age groups. We have done this because analysis by age group did not seem to indicate materially different nil settlement rates for the four age groups over time, and because the number of nil claims annually is quite small, meaning that sub-division of experience into four age groups results in reduced credibility and greater volatility. 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 Nil Rate: Cross Nil Rate: Direct

KPMG | 62 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.3 Asbestosis claims As with mesothelioma, the historical asbestosis nil settlement rate has been volatile. Figure 8.2: Asbestosis nil claims experience In considering the future nil settlement rate assumption, we note the following: • The nil settlement rate for the past three years has averaged 10%, for the past four years has averaged 12% and for the past five years has averaged 12%. • The nil settlement rate for 2020/21 was 7%. Taking all of these factors into consideration, we have assumed a future nil settlement rate of 11%, unchanged from our previous valuation assumption. 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% 0 20 40 60 80 100 120 140 160 180 200 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N il S et tle m en t R at e N um be r of c la im s Settlement year Number of settlements Nil settlement rate

KPMG | 63 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.4 Lung cancer claims Given the small volumes of claims, volatility in the nil settlement rate for lung cancer claims is to be expected. Figure 8.3: Lung cancer nil claims experience In considering the future nil settlement rate assumption, we note the following: • The nil settlement rate for the past three years has averaged 20%, for the past four years has averaged 28% and for the past five years has averaged 34%. • The nil settlement rate for 2020/21 was 14%. Taking all of these factors into consideration, we have assumed a future nil settlement rate of 26%, a decrease from our previous valuation assumption of 28%. 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 5 10 15 20 25 30 35 40 45 50 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N il S et tle m en t R at e N um be r of c la im s Settlement year Number of settlements Nil settlement rate

KPMG | 64 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.5 ARPD & Other claims As with other disease types, there has been significant volatility in the historical nil settlement rate, given the low numbers of claims for this disease. Figure 8.4: ARPD & Other nil claims experience The nil settlement rate for the past three years has averaged 10%, for the past four years has averaged 10% and for the past five years has averaged 11%. We have selected 10% as our nil settlement rate assumption, unchanged from our previous assumption. 0% 5% 10% 15% 20% 25% 0 5 10 15 20 25 30 35 40 45 50 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N il S et tle m en t R at e N um be r of c la im s Settlement year Number of settlements Nil settlement rate

KPMG | 65 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.6 Workers Compensation claims The nil settlement rates for Workers Compensation claims have been high and reflect the portion of claims whose costs are fully met by a Workers Compensation Scheme or Policy. The proportion of such claims which are fully met by insurance has been relatively stable since 1997/98, typically varying between 80% and 100%. The nil settlement rate has been in excess of 90% for eight out of the past ten years, and it has been above 80% for nine out of the past ten years. Figure 8.5: Workers Compensation nil claims experience We have selected 96% as our nil settlement rate assumption, unchanged from our previous valuation assumption. The overall financial impact of this assumption is not material. 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 15 30 45 60 75 90 105 120 135 150 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N il S et tle m en t R at e N um be r of c la im s Settlement year Number of settlements Nil settlement rate

KPMG | 66 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.7 Wharf claims During the past ten years, the nil settlement rate has exhibited considerably volatility for wharf claims, varying between 0% and 40%. The nil settlement rate for the past three years has averaged 10%, for the past four years it has averaged 10% and for the past five years it has averaged 10%. Figure 8.6: Wharf nil claims experience We have selected a nil settlement rate assumption of 10%, unchanged from our previous valuation assumption. Given the low volume of claims activity for wharf claims, this assumption is highly subjective but is also not material to the overall liability assessment. 8.8 Summary assumptions The following table provides a summary of our nil settlement rate assumptions at this valuation, and those assumed at the previous valuation. Table 8.2: Summary nil settlement rate assumptions 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 2 4 6 8 10 12 14 16 18 20 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 N il S et tle m en t R at e N um be r of c la im s Settlement year Number of settlements Nil settlement rate Current Previous Valuation Valuation Mesothelioma: Direct 3.0% 4.0% Mesothelioma: Cross 16.0% 19.0% Asbestosis 11.0% 11.0% Lung Cancer 26.0% 28.0% ARPD & Other 10.0% 10.0% Wharf 10.0% 10.0% Workers Compensation 96.0% 96.0%

KPMG | 67 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 9. Economic and Other Assumptions 9.1 Overview The two main economic assumptions required for our valuation are: • The underlying claims inflation assumptions adopted to project the future claims settlement amounts and related costs. • The discount rate adopted for the present value determinations. We also discuss the basis of derivation of other valuation assumptions, being: • The cross-claim recovery rate; and • The pattern of settlement of future reported claims and pending claims. 9.2 Claims inflation We are required to make assumptions about the future rate of inflation of claims costs. We have adopted a standard Australian actuarial claims inflation model for liabilities of the type considered in this report that is based on: • An underlying, or base, rate of general economic inflation relevant to the liabilities, in this case based on wage/salary (earnings) inflation; and • A rate of superimposed inflation, i.e. the rate at which claims costs inflation exceeds base inflation. 9.2.1 Base inflation We have adopted a base (wage) inflation assumption for FY2022 onwards of 3.50% per annum unchanged from our assumption at 31 March 2020. This assumption applies both to claims awards and legal costs. 9.2.2 Superimposed inflation Superimposed inflation is a term commonly used by Australian actuaries to measure the rate at which average claims costs escalate in excess of a base (usually wage) inflation measure. As a result, superimposed inflation is a “catch-all” for a range of potential factors affecting claims costs, including (but not limited to): • Courts making compensation payments in relation to new heads of damage;

KPMG | 68 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. • Courts changing the levels of compensation paid for existing heads of damage; • Advancements in medical treatments – for example, this could lead to higher medical treatment costs (e.g. the cost of the use of new drug treatments); • Allowance for medical costs to rise faster than wages because of the use of enhanced medical technologies; • Changes in life expectancy; • Changes in retirement age – this would increase future economic loss awards; • Changes in the relative share of the liability to be borne by the Liable Entities’ (which we refer to as “the contribution rate”) and which might result from changes in the number of defendants joined in claims; • Changes in the mix of claims costs by different heads of damage; and • Changes in the mix of claimants by age of claimant. Additionally, superimposed inflation also captures those characteristics of claims experience which might have different relative claim sizes but which are currently modelled in aggregate (rather than explicitly and separately modelled). This includes factors such as: • Changes in the mix of claims between direct and cross claims; • Changes in the mix of claims between renovator and non-renovator claims; and • Changes in the mix of claims by the numbers of defendants to each claim. Whilst the future rate of superimposed inflation is uncertain, and not predictable from one year to the next, it is of note that the average claim costs appear to have been relatively stable in recent years (after adjusting for wage inflation) and that, if anything, average claim sizes have trended downwards in recent years. As discussed elsewhere in this report, this reflects the changing mix of claimants by claimant age (shifting towards older claimants). Furthermore, the emergence of new or expanding heads of damage does not tend to proceed smoothly but progresses in “steps”, depending on the outcome of legislative and other developments. We have reviewed the rate of inflation of claims costs by settlement year for the past 20 years for mesothelioma direct claims, and separately for each age cohort. We have assessed this by analysing inflated claim costs and therefore the following chart measures the trend in the rate of superimposed inflation.

KPMG | 69 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 9.1: Average mesothelioma direct claim awards of the Liable Entities (inflated to mid 2020/21 money terms) by age of claimant For claimants under 60 years of age, the rate of superimposed inflation: • Averaged (2.3)% per annum for 2000/01 to 2020/21; • Averaged (3.2)% per annum for 2002/03 to 2020/21; • Averaged (3.4)% per annum for 2004/05 to 2020/21; • Averaged (3.4)% per annum for 2007/08 to 2020/21. All of these observations have been impacted by the unusually low average claim size observed for 2020/21. For claimants 60-70 years of age, the rate of superimposed inflation: • Averaged 0.2% per annum for 2000/01 to 2020/21; • Averaged (0.5)% per annum for 2002/03 to 2020/21; • Averaged (0.2)% per annum for 2004/05 to 2020/21; • Averaged 0.3% per annum for 2007/08 to 2020/21. For claimants 70-80 years of age, the rate of superimposed inflation: • Averaged 1.2% per annum for 2000/01 to 2020/21; • Averaged 0.3% per annum for 2002/03 to 2020/21; • Averaged 0.2% per annum for 2004/05 to 2020/21; • Averaged 1.1% per annum for 2007/08 to 2020/21. 0 100,000 200,000 300,000 400,000 500,000 600,000 700,000 800,000 900,000 1,000,000 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Year of settlement <60 60-70 70 - 80 80+

KPMG | 70 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. For claimants 80+ years of age, the rate of superimposed inflation: • Averaged 0.4% per annum for 2000/01 to 2020/21; • Averaged (1.3)% per annum for 2002/03 to 2020/21; • Averaged (0.3)% per annum for 2004/05 to 2020/21; • Averaged (0.2)% per annum for 2007/08 to 2020/21. Analysis performed for mesothelioma cross claims indicates similar trends, albeit more volatile noting the smaller numbers of claims. The actuarial approach for this report is to take an average view for superimposed inflation to be applied over the long-term, noting that there will necessarily be deviations from this average on an annual basis and that cashflows are projected for the next 50 or more years. Weighing all of the evidence together, and in particular recognising that the period since 2000/01 has generally been benign, we have adopted an assumed long-term rate of future superimposed inflation of claims awards of 2.00% per annum. This assumption is applied to the claim awards for all categories of claim and age cohorts. There is no superimposed inflation applied to legal costs. The assumption for superimposed inflation is unchanged from the previous valuation. The outcome of this assumption is a “superimposed inflation allowance” of approximately $220m on a discounted central estimate basis and approximately $285m on an inflated and undiscounted central estimate basis.

KPMG | 71 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 9.3 Discount rates: Commonwealth bond zero coupon yields We have calculated the zero coupon yield curve at 31 March 2021 underlying the prices, coupons and durations of Commonwealth Government Bonds for the purpose of discounting the liabilities for this report. The use of such discount rates is consistent with standard Australian actuarial practice for such liabilities, is in accordance with the Institute of Actuaries of Australia’s Professional Standard PS302 and is also consistent with our understanding of the Australian accounting standards. The chart below shows the assumptions for the current valuation and the previous valuation. Figure 9.2: Zero coupon yield curve by duration At this valuation, we have maintained the long-term assumption at 4.00% per annum. 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% Yield curve at 31 March 2021 Yield curve at 31 March 2020

KPMG | 72 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 9.4 Cross claim recovery rates The following chart shows how the experience of cross claim recoveries has varied over the last ten years, both in monetary terms and expressed as a percentage of gross payments. Figure 9.3: Cross claim recovery experience Cross claim recoveries reduced year on year from 2012/13 to 2015/16, both in absolute terms and as a percentage of gross payments. The last four years have been broadly stable at around $7m per annum, representing between 4.5% and 5.1% of gross payments. In light of the additional year of experience and given the consistent level of recovery activity in each of the last four years, we have increased our assumption for cross claim recoveries to be 4.0% of claims awards (2020: 3.5% of claims awards). 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% 7.00% 8.00% 0 1,000,000 2,000,000 3,000,000 4,000,000 5,000,000 6,000,000 7,000,000 8,000,000 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Cross-Claim Recoveries Other Recoveries Recovery rate (%)

KPMG | 73 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 9.5 Settlement Patterns Triangulation methods are used to derive the past pattern of settlement of claims and are used in forming a view on future settlement patterns. The following triangles provide an illustrative example of how we perform this: Figure 9.4: Settlement pattern derivation for mesothelioma claims: paid as % of ultimate cost Figure 9.5: Settlement pattern derivation for non-mesothelioma claims: paid as % of ultimate cost We have estimated the settlement pattern for future claim reporting as follows: Table 9.1: Settlement pattern of claims awards by delay from claim reporting These assumed settlements patterns have been modified slightly for mesothelioma claims since our previous valuation, resulting in an assumption of a slight slowdown in mesothelioma claim settlements in the earlier period. For mesothelioma, we have adopted one pattern because analysis of the average time to settlement for each of the four age groups was not materially different to the overall average time to settlement. Yr of Notification 0 1 2 3 4 5 6 7 8 9 10 11 12 2006 61.7% 93.7% 97.6% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2007 53.3% 97.1% 99.5% 99.8% 99.8% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2008 67.3% 96.5% 97.7% 99.3% 99.9% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2009 57.7% 88.4% 92.7% 99.2% 99.4% 99.8% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2010 71.7% 96.4% 99.7% 99.9% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2011 57.1% 96.9% 99.1% 99.7% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2012 55.7% 97.7% 99.7% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2013 65.3% 94.9% 99.6% 99.8% 100.0% 100.0% 100.0% 100.0% 2014 65.8% 96.6% 98.6% 99.5% 100.0% 100.0% 100.0% 2015 65.5% 96.2% 99.4% 99.7% 99.9% 100.0% 2016 57.3% 98.2% 99.2% 99.9% 100.0% 2017 55.3% 96.6% 98.2% 98.8% 2018 55.8% 96.5% 98.6% 2019 59.4% 93.9% 2020 52.2% Yr of Notification 0 1 2 3 4 5 6 7 8 9 10 11 12 2006 22.7% 72.0% 91.5% 94.7% 99.4% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2007 28.9% 83.1% 93.0% 99.6% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2008 26.1% 84.5% 95.6% 97.3% 99.7% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2009 40.4% 77.7% 94.1% 95.9% 96.1% 97.5% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2010 26.1% 84.7% 95.7% 97.4% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2011 36.8% 90.1% 99.8% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2012 38.7% 89.1% 98.4% 99.9% 99.9% 100.0% 100.0% 100.0% 100.0% 2013 28.4% 84.2% 95.8% 97.8% 99.0% 99.9% 99.9% 99.9% 2014 32.7% 90.6% 97.2% 99.8% 100.0% 100.0% 100.0% 2015 46.8% 89.8% 95.9% 99.6% 99.6% 100.0% 2016 22.7% 74.4% 91.4% 94.0% 99.9% 2017 37.8% 90.6% 95.7% 97.0% 2018 20.5% 79.7% 92.1% 2019 24.9% 85.1% 2020 31.5% Delay (years) Mesothelioma Non- Mesothelioma 0 56.0% 30.0% 1 39.0% 54.0% 2 3.5% 9.5% 3 1.0% 4.0% 4 0.5% 1.0% 5 0.0% 0.5% 6 0.0% 0.5% 7 0.0% 0.5% 8 0.0% 0.0% 9 0.0% 0.0% 10 0.0% 0.0% 11 0.0% 0.0% 12 0.0% 0.0%

KPMG | 74 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10. Valuation Results 10.1 Central estimate liability At 31 March 2021, our projected central estimate of the liabilities of the Liable Entities (the Discounted Central Estimate) to be met by the AICF Trust is $1,762.6m (2020: $2,025.2m). We have not allowed for the future Operating Expenses of the AICF Trust or the Liable Entities in the liability assessment. The following table shows a summary of our central estimate liability assessment and compares the current assessment with our previous valuation. Table 10.1: Comparison of central estimate of liabilities 31 March 2020 $m Gross of insurance recoveries Insurance recoveries Net of insurance recoveries Net of insurance recoveries Total uninflated and undiscounted cash-flows 1,414.7 62.8 1,351.9 1,452.4 Inflation allowance 699.7 17.9 681.8 762.8 Total inflated and undiscounted cash-flows 2,114.4 80.7 2,033.7 2,215.2 Discounting allowance (279.9) (8.8) (271.1) (190.0) Net present value liabilities 1,834.5 71.9 1,762.6 2,025.2 31 March 2021 $m

KPMG | 75 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.2 Comparison with previous valuation In the absence of any change to the claim projection assumptions from our 31 March 2020 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $1,783.9m as at 31 March 2021. The decrease of $241.3m relative to the valuation result at 31 March 2020 is due to: • A decrease of $155.6m, being the net impact of expected claims payments (which reduce the liability) and the “unwind of discount”. • A decrease of $85.7m resulting from increases to the yield curve between 31 March 2020 and 31 March 2021. Our liability assessment at 31 March 2021 of $1,762.6m therefore represents a decrease of $21.3m arising from changes to the actuarial assumptions. The reduction is principally a consequence of: • Reductions in average claim sizes (including small changes in assumed future mix by age cohort); and • Higher assumed future cross-claims recovery rates; offset by • A decrease to the assumed nil settlement rates for mesothelioma claims; and • A small increase in overall future mesothelioma direct claim numbers owing to a change in the mix of claims towards older age cohorts (which have a longer pattern of emergence of claims). Figure 10.1: Analysis of change in central estimate liability (discounted basis) Note: Green bars signal that this factor has given rise to a decrease in the liability whilst light blue bars signal that this factor has given rise to an increase in the liability. 2,025.2 1,783.9 1,762.6 159.6 4.0 85.7 15.1 0.7 19.3 43.3 8.6 3.1 1,700 1,750 1,800 1,850 1,900 1,950 2,000 2,050 N et L ia bi lit y at 3 1 M ar ch 20 20 N et C la im s P ay m en ts (e xp ec te d) U nw in d of d isc ou nt Ch an ge in d is co un t r at e Ex pe ct ed n et li ab ili ty a t 31 M ar ch 2 02 1: n o ac tu ar ia l c ha ng es M es ot he lio m a cl ai m s re po rt in g fo r F Y2 2 N on -m es ot he lio m a cl ai m s re po rt in g fo r F Y2 2 N il Se tt le m en t R at e Av er ag e cl ai m si ze s a nd le ga l c os ts Cr os s c la im re co ve rie s O th er N et L ia bi lit y at 3 1 M ar ch 20 21 Di sc ou nt ed c en tr al e st im at e ($ m )

KPMG | 76 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.3 Comparison of valuation results since 30 September 2006 We have analysed how our valuation results have changed since the Initial Report (as defined in the Amended Final Funding Agreement) at 30 September 2006. The table below shows the results over time. We have used the inflated and undiscounted results as the comparison. We consider this to be the most appropriate assessment as it removes the impacts of changes in discount rates and the “unwind of the discount”. Table 10.2: Comparison of net undiscounted valuation results since 30 September 2006 Note: For FY2007, the starting valuation ($3,169m) is the valuation at 30 September 2006, not the valuation at 31 March 2006. The table shows that whilst there have been seven years where there have been increases and eight years where there have been decreases arising from changes to actuarial valuation assumptions, over the period from 30 September 2006 to 31 March 2021 the valuation has increased by approximately $278m (8.8% of the valuation contained in the Initial Report). In terms of net cashflows, actual net payments of $1,413m have been made since 30 September 2006. This compares with an estimate of $1,599m projected for the same period (1 October 2006 to 31 March 2021) in the valuation at 30 September 2006. After allowing for removal of the beneficial impact of HIH, Equitas and other commutations ($187m), actual net cashflows have been almost exactly in line with those projected in the valuation at 30 September 2006 for the period 1 October 2006 to 31 March 2021. Gross cashflows over the same period have been $25m (1.3%) below those projected in the valuation at 30 September 2006 ($1,832m vs $1,857m). FY2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 FY2017 FY2018 FY2019 FY2020 FY2021 Valuation result at end of previous financial year 3,169 2,811 3,027 3,124 2,906 2,661 2,525 2,513 2,805 2,743 2,427 2,200 2,381 2,219 2,215 Net payments made (actual) -32 -55 -93 -86 -76 -76 -86 -113 -121 -129 2 -124 -143 -142 -139 Expected valuation result (no actuarial changes) 3,137 2,756 2,934 3,038 2,830 2,585 2,439 2,400 2,684 2,614 2,429 2,076 2,238 2,077 2,076 Actual valuation at end of financial year 2,811 3,027 3,124 2,906 2,661 2,525 2,513 2,805 2,743 2,427 2,200 2,381 2,219 2,215 2,034 Impact of actuarial valuation changes -326 271 190 -132 -169 -60 74 405 59 -187 -229 305 -19 138 -42 Cumulative changes since 30 September 2006 -326 -55 135 3 -166 -226 -152 253 312 125 -104 201 182 320 278

KPMG | 77 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.4 Cashflow projections 10.4.1 Historical cashflow expenditure The following chart shows the historical expenditure by the Liable Entities relating to asbestos-related claim settlements since the formation of AICFL. Figure 10.2: Historical claim-related expenditure of the Liable Entities ($m) Gross cashflow payments in the 12 months to 31 March 2021 were $153.7m. This was $17.9m (10%) lower than the gross cashflow projected for 2020/21 in our 31 March 2020 valuation ($171.6m). Net cashflow payments in the 12 months to 31 March 2021 were $139.2m. This was $20.4m (13%) lower than the net cashflow projected for 2020/21 in our 31 March 2020 valuation report ($159.6m). 10.4.2 Key changes in cashflow projections by period of cashflow The following table summarises how the projected cashflows compare between the current and previous valuation. Table 10.3: Comparison of projected cashflows by period Note: Figures may not add “on sight” due to rounding. 74 112 104 100 98 121 139 154 155 125 140 154 160 154 55 93 87 74 74 85 112 120 129 -2 124 143 142 139 -20 0 20 40 60 80 100 120 140 160 180 F Y 2 00 8 F Y 2 00 9 F Y 2 01 0 F Y 2 01 1 F Y 2 01 2 F Y 2 01 3 F Y 2 01 4 F Y 2 01 5 F Y 2 01 6 F Y 2 01 7 F Y 2 01 8 F Y 2 01 9 F Y 2 02 0 F Y 2 02 1 M ill io n s Gross Net Cashflow Projections ($m) Previous Valuation Current Valuation Valuation change Valuation change (%) FY21 - FY25 811 770 -41 -5.1% FY26 - FY30 632 633 1 0.2% FY31 - FY40 613 611 -2 -0.3% FY41 - FY45 103 103 -0 -0.5% 1 April 2045 onwards 56 56 0 0.1% Total 2,215 2,173 -42 -1.9%

KPMG | 78 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.4.3 Future cashflow projections The following chart shows the projected net cashflows underlying our current valuation and the projected net cashflow projection underlying our previous valuation at 31 March 2020. Figure 10.3: Annual cashflow projections – inflated and undiscounted ($m) Given the extremely long-tailed nature of asbestos-related liabilities, a small change in an individual assumption can have a significant impact upon the cashflow profile of the liabilities. -30 0 30 60 90 120 150 180 20 00 / 0 1 20 05 / 0 6 20 10 / 1 1 20 15 / 1 6 20 20 / 2 1 20 25 / 2 6 20 30 / 3 1 20 35 / 3 6 20 40 / 4 1 20 45 / 4 6 20 50 / 5 1 20 55 / 5 6 20 60 / 6 1 20 65 / 6 6 20 70 / 7 1 A U D M ill io ns Payment year Actual net cashflow HIH and commutation proceeds Current cashflow projection (March 2021) Previous cashflow projection (March 2020)

KPMG | 79 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.5 Amended Final Funding Agreement calculations The Amended Final Funding Agreement sets out the basis on which payments will be made to the AICF Trust. Additionally, there are a number of other figures specified within the Amended Final Funding Agreement that we are required to calculate. These are: • Discounted Central Estimate; • Term Central Estimate; and • Period Actuarial Estimate. Table 10.4: Amended Final Funding Agreement calculations The actual funding amount due at a particular date will depend upon a number of factors, including: • the net asset position of the AICF Trust at that time; • the free cash flow amount of the James Hardie Group in the preceding financial year; and • the Period Actuarial Estimate in the latest Annual Actuarial Report. $m Discounted Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries) 1,762.6 Period Actuarial Estimate (net of cross-claim recoveries, gross of Insurance and Other Recoveries) comprising: 500.8 Discounted value of cashflow in 2021/22 157.8 Discounted value of cashflow in 2022/23 174.1 Discounted value of cashflow in 2023/24 168.9 Term Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries) 1,738.0

KPMG | 80 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.6 Insurance Recoveries Our liability valuation has made allowance for a discounted central estimate of Insurance Recoveries of $71.9m. This estimate is comprised as follows: Table 10.5: Insurance recoveries at 31 March 2021 The combined bad and doubtful debt rate is 1.0% on a discounted basis (2020: 1.2%). The AICF Facility Agreement requires the Approved Actuary to calculate the discounted central estimate value of certain Insurance Policies, being those specified in Schedule 5 of the AICF Facility Agreement. At 31 March 2021 the discounted central estimate of the Insurance Policies, as specified in Schedule 5 of the AICF Facility Agreement, is $65.1m (2020: $74.7m). $m Undiscounted central estimate Discounted central estimate Gross liability (net of cross claim recoveries) 2,114.4 1,834.5 Product liability recoveries 73.4 65.8 Bad and doubtful debt allowance (product) (0.8) (0.7) Public liability recoveries 8.2 6.9 Bad and doubtful debt allowance (public) (0.1) (0.1) Insurance recovery asset 80.7 71.9 Net liability 2,033.7 1,762.6 Insurance recovery rate 3.9% 4.0% Bad and doubtful debt rate 1.1% 1.0% Value of Insurance Policies per Facility Agreement 65.1

KPMG | 81 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 11. Uncertainty 11.1 Overview There is uncertainty involved in any valuation of the liabilities of an insurance company or a self-insurer. The sources of such uncertainty include, but are not limited to: • Parameter error – this is the risk that the parameters and assumptions chosen ultimately prove not to be reflective of future experience. • Model error – this is the risk that the model selected for the valuation of the liabilities ultimately proves not to be adequate for the projection of the liabilities. • Legal and social developments – this is the risk that the legal environment in which claims are settled changes relative to its current and historical position thereby causing significantly different awards. • Future actual rates of inflation being different from that assumed. • The general economic environment being different from that assumed. • Potential sources of exposure – this is the risk that there exist sources of exposure which are as yet unknown or unquantifiable, or for which no liabilities have yet been observed, but which may trigger future claims. In the case of asbestos liabilities, these uncertainties are exacerbated by the extremely long latency period from exposure to onset of disease and notification of a claim. Asbestos-related claims often take in excess of 40 years from original exposure to become notified and then settled, compared with an average delay from exposure to settlement of 4-5 years for many other compensation-type liabilities such as Comprehensive Third-Party injury liabilities or other Workers Compensation liabilities. Specific forms of uncertainty relating to asbestos-related disease liabilities include: • The difficulty in quantifying the extent and pattern of past asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by asbestos related diseases arising from such past asbestos exposures; • The timing of the peak level and future pattern of incidence of claims reporting for mesothelioma; • The propensity of individuals affected by diseases arising from such exposure to file common law claims against defendants; • The extent to which the Liable Entities will be joined in such future common law claims; • The mix of claimants by age, in particular noting the shift towards older claimants and which has had a downwards effect on average claim sizes in recent years;

KPMG | 82 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. • The mix of mesothelioma claims between direct claims and cross claims; • The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the outcome of events that have not yet occurred, including: – medical and epidemiological developments, including those relating to life expectancy in general; – court interpretations; – legislative changes; – changes to the form and range of benefits for which compensation may be awarded (“heads of damage”); – public attitudes to claiming; – the potential for future procedural reforms in NSW and other States affecting the legal costs incurred in managing and settling claims; – potential third-wave exposures; and – social and economic conditions such as inflation. 11.2 Sensitivity testing As we have noted above, there are many sources of uncertainty. Actuaries often perform “sensitivity testing” to identify the impact of different assumptions on future experience, thereby providing an indication of the degree of parameter error risk to which the valuation assessment is exposed. Sensitivity testing may be considered as being a mechanism for testing “what will the liabilities be if instead of choosing [x] for assumption [a] we choose [y]?” It is also a mechanism for identifying how the result will change if experience turns out different in a particular way relative to that which underlies the central estimate expectations. As such, it provides an indication of the level of variability inherent in the valuation. We have performed some sensitivity tests of the results of our central estimate valuation. We have sensitivity tested the following factors: • number of claims notified: 10% above and below our central estimate assumption. • average claim cost of a non-nil claim: 5% above and below our central estimate assumption. • nil settlement rate: 2 percentage points above and below our central estimate assumption. • superimposed inflation: being 0% per annum or 4% per annum over all future years. • mesothelioma incidence pattern: we have tested the impact of shifting out the pattern of incidence by two further years.

KPMG | 83 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. There are other factors which influence the liability assessment and which could be sensitivity tested, including: • The cross-claim recovery rate; • The variation in timing of claim notifications (but with no change in the overall number of notifications); and • The pattern and delay of claim settlements from claim notification. We have not sensitivity tested these factors, viewing them as being of less financial significance individually. We have not sensitivity tested the value of Insurance Recoveries as uncertainties typically relate to legal risk and disputation risk, and it is not possible to parameterise a sensitivity test in an informed manner. We have not included a sensitivity test for the impact of changes in discount rates although, as noted in this Report, changes in discount rates can introduce significant volatility to the Discounted Central Estimate result reported at each year-end. 11.3 Results of sensitivity testing The chart below shows the impact of various individual sensitivity tests on the Discounted Central Estimate of the liabilities, and of a combined sensitivity test of a number of factors. Although we have tested multiple scenarios of each assumption, one cannot gauge an overall potential range by simply adding these tests together. Accordingly, we have prepared a range based on a combination of factors. Figure 11.1: Sensitivity testing results – Impact around the Discounted Central Estimate (in $m) -600 -400 -200 0 200 400 600 800 1,000 1,200 1,400 Base number of claims Average claim and legal cost size Nil settlement rate Superimposed inflation Mesothelioma incidence pattern Combination (1) Combination (2)

KPMG | 84 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 11.2: Sensitivity testing results – Impact around the undiscounted central estimate (in $m) The single most sensitive assumption shown in the chart is the incidence pattern of mesothelioma claims reporting against the Liable Entities. Shifting the pattern of incidence by 2 years could add approximately $371m (21%) on a discounted basis to our valuation (as shown in Figure 11.1 by the scenario labelled “mesothelioma incidence pattern”). Table 11.1: Summary results of sensitivity analysis ($m) Whilst the table above indicates a range around the discounted central estimate of liabilities of -$459m to +$1,171m, the actual cost of liabilities could fall outside that range depending on the actual experience. We further note that these sensitivity test ranges are not intended to correspond to a specified probability of sufficiency nor are they intended to indicate an upper bound or a lower bound of all possible outcomes. -1,000 -500 0 500 1,000 1,500 2,000 Base number of claims Average claim and legal cost size Nil settlement rate Superimposed inflation Mesothelioma incidence pattern Combination (1) Combination (2) Undiscounted Discounted Central estimate 2,033.7 1,762.6 Low Scenario 1,472.7 1,303.4 High Scenario 3,544.8 2,933.2

KPMG | 85 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. A Projected inflated and undiscounted cashflows ($m) Payment Year Mesothelioma Claims Asbestosis Claims Lung Cancer Claims ARPD & Other Claims Legal and Other Costs Workers Compensation Claims Workers Compensation Legal and Other Costs Wharf Claims Wharf Legal and Other Costs Baryulgil Cross Claim Recoveries Gross Insurance Net 2021 / 2022 131.4 10.8 2.3 2.7 16.1 0.1 0.0 0.2 0.1 0.3 5.9 157.8 6.5 151.3 2022 / 2023 144.7 11.4 2.1 3.5 18.1 0.1 0.0 0.5 0.1 0.2 6.5 174.2 7.8 166.4 2023 / 2024 140.9 11.2 2.0 3.5 17.0 0.1 0.0 0.5 0.1 0.2 6.3 169.3 8.0 161.3 2024 / 2025 133.1 10.3 1.8 3.3 16.1 0.1 0.0 0.5 0.1 0.2 6.0 159.5 7.8 151.7 2025 / 2026 126.8 9.6 1.7 3.0 14.8 0.1 0.0 0.5 0.1 0.2 5.7 151.1 7.6 143.5 2026 / 2027 119.7 9.0 1.7 2.8 13.8 0.1 0.0 0.4 0.1 0.1 5.3 142.4 6.0 136.3 2027 / 2028 111.4 8.2 1.5 2.6 12.6 0.1 0.0 0.4 0.1 0.1 5.0 132.1 4.8 127.3 2028 / 2029 102.8 7.4 1.4 2.3 11.6 0.1 0.0 0.4 0.1 0.1 4.6 121.6 3.8 117.8 2029 / 2030 94.6 6.7 1.3 2.1 10.6 0.1 0.0 0.3 0.1 0.1 4.2 111.6 3.7 108.0 2030 / 2031 86.4 6.0 1.2 1.8 9.2 0.1 0.0 0.3 0.0 0.1 3.8 101.3 3.5 97.8 2031 / 2032 78.3 5.3 1.1 1.6 8.2 0.1 0.0 0.3 0.0 0.1 3.5 91.4 3.2 88.2 2032 / 2033 70.4 4.6 0.9 1.4 7.3 0.1 0.0 0.2 0.0 0.1 3.1 81.9 3.0 78.9 2033 / 2034 62.9 4.0 0.8 1.2 6.4 0.0 0.0 0.2 0.0 0.0 2.8 72.9 2.8 70.1 2034 / 2035 55.8 3.5 0.7 1.0 5.6 0.0 0.0 0.2 0.0 0.0 2.4 64.4 2.2 62.2 2035 / 2036 49.2 3.0 0.6 0.9 4.8 0.0 0.0 0.1 0.0 0.0 2.2 56.6 1.2 55.4 2036 / 2037 43.2 2.5 0.5 0.7 4.1 0.0 0.0 0.1 0.0 0.0 1.9 49.5 1.1 48.3 2037 / 2038 37.8 2.1 0.5 0.6 3.6 0.0 0.0 0.1 0.0 0.0 1.6 43.0 1.0 42.0 2038 / 2039 32.9 1.7 0.4 0.5 3.0 0.0 0.0 0.1 0.0 0.0 1.4 37.3 0.9 36.4 2039 / 2040 28.6 1.4 0.3 0.4 2.6 0.0 0.0 0.1 0.0 0.0 1.2 32.2 0.8 31.4 2040 / 2041 24.9 1.2 0.3 0.3 2.2 0.0 0.0 0.1 0.0 0.0 1.1 27.8 0.7 27.1 2041 / 2042 21.6 1.0 0.2 0.3 1.8 0.0 0.0 0.0 0.0 0.0 0.9 24.0 0.6 23.4 2042 / 2043 18.7 0.8 0.2 0.2 1.6 0.0 0.0 0.0 0.0 0.0 0.8 20.7 0.6 20.1 2043 / 2044 16.2 0.6 0.2 0.2 1.3 0.0 0.0 0.0 0.0 0.0 0.7 17.8 0.5 17.3 2044 / 2045 14.0 0.5 0.1 0.1 1.1 0.0 0.0 0.0 0.0 0.0 0.6 15.3 0.4 14.9 2045 / 2046 11.6 0.4 0.1 0.1 0.9 0.0 0.0 0.0 0.0 0.0 0.5 12.6 0.4 12.2 2046 / 2047 9.2 0.3 0.1 0.1 0.7 0.0 0.0 0.0 0.0 0.0 0.4 10.0 0.3 9.7 2047 / 2048 7.3 0.2 0.1 0.1 0.6 0.0 0.0 0.0 0.0 0.0 0.3 7.9 0.3 7.7 2048 / 2049 5.8 0.2 0.0 0.0 0.4 0.0 0.0 0.0 0.0 0.0 0.2 6.3 0.2 6.1 2049 / 2050 4.6 0.1 0.0 0.0 0.3 0.0 0.0 0.0 0.0 0.0 0.2 4.9 0.2 4.8 2050 / 2051 3.6 0.1 0.0 0.0 0.3 0.0 0.0 0.0 0.0 0.0 0.2 3.9 0.1 3.8 2051 / 2052 2.9 0.1 0.0 0.0 0.2 0.0 0.0 0.0 0.0 0.0 0.1 3.1 0.1 3.0 2052 / 2053 2.3 0.1 0.0 0.0 0.2 0.0 0.0 0.0 0.0 0.0 0.1 2.4 0.1 2.3 2053 / 2054 1.8 0.0 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.1 1.9 0.1 1.8 2054 / 2055 1.4 0.0 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.1 1.5 0.1 1.5 2055 / 2056 1.1 0.0 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 1.2 0.0 1.1 2056 / 2057 0.8 0.0 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.9 0.0 0.8 2057 / 2058 0.6 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.6 0.0 0.6 2058 / 2059 0.4 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.5 0.0 0.4 2059 / 2060 0.3 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.3 0.0 0.3 2060 / 2061 0.2 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.3 0.0 0.2 2061 / 2062 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.1 0.0 0.1 2062 / 2063 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2063 / 2064 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2064 / 2065 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2065 / 2066 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2066 / 2067 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2067 / 2068 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2068 / 2069 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2069 / 2070 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2070 / 2071 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2071 / 2072 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2072 / 2073 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 TOTAL 1,800.6 124.3 24.3 37.4 197.4 1.3 0.3 5.6 0.9 1.9 79.7 2,114.4 80.7 2,033.7

KPMG | 86 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. B Projected inflated and discounted cashflows ($m) Payment Year Mesothelioma Claims Asbestosis Claims Lung Cancer Claims ARPD & Other Claims Legal and Other Costs Workers Compensation Claims Workers Compensation Legal and Other Costs Wharf Claims Wharf Legal and Other Costs Baryulgil Cross Claim Recoveries Gross Insurance Net 2021 / 2022 131.3 10.8 2.3 2.7 16.0 0.1 0.0 0.2 0.1 0.3 5.9 157.8 6.5 151.3 2022 / 2023 144.6 11.4 2.1 3.5 18.1 0.1 0.0 0.5 0.1 0.2 6.5 174.1 7.8 166.4 2023 / 2024 140.6 11.2 2.0 3.5 17.0 0.1 0.0 0.5 0.1 0.2 6.3 168.9 8.0 160.9 2024 / 2025 131.7 10.2 1.8 3.2 15.9 0.1 0.0 0.5 0.1 0.2 5.9 157.9 7.7 150.1 2025 / 2026 123.4 9.4 1.7 3.0 14.4 0.1 0.0 0.5 0.1 0.2 5.5 147.1 7.4 139.7 2026 / 2027 113.9 8.6 1.6 2.7 13.1 0.1 0.0 0.4 0.1 0.1 5.1 135.5 5.7 129.8 2027 / 2028 103.4 7.6 1.4 2.4 11.7 0.1 0.0 0.4 0.1 0.1 4.6 122.6 4.5 118.1 2028 / 2029 92.7 6.7 1.3 2.1 10.5 0.1 0.0 0.3 0.1 0.1 4.1 109.7 3.4 106.3 2029 / 2030 82.9 5.9 1.1 1.8 9.3 0.1 0.0 0.3 0.0 0.1 3.7 97.8 3.2 94.6 2030 / 2031 73.4 5.1 1.0 1.6 7.8 0.1 0.0 0.2 0.0 0.1 3.3 86.0 2.9 83.1 2031 / 2032 64.4 4.4 0.9 1.3 6.8 0.0 0.0 0.2 0.0 0.1 2.8 75.2 2.7 72.6 2032 / 2033 56.1 3.7 0.8 1.1 5.8 0.0 0.0 0.2 0.0 0.0 2.5 65.2 2.4 62.8 2033 / 2034 48.4 3.1 0.6 0.9 4.9 0.0 0.0 0.2 0.0 0.0 2.1 56.1 2.1 54.0 2034 / 2035 41.5 2.6 0.5 0.8 4.1 0.0 0.0 0.1 0.0 0.0 1.8 47.9 1.6 46.3 2035 / 2036 35.4 2.1 0.5 0.6 3.5 0.0 0.0 0.1 0.0 0.0 1.5 40.7 0.9 39.8 2036 / 2037 30.0 1.7 0.4 0.5 2.9 0.0 0.0 0.1 0.0 0.0 1.3 34.3 0.8 33.6 2037 / 2038 25.3 1.4 0.3 0.4 2.4 0.0 0.0 0.1 0.0 0.0 1.1 28.8 0.7 28.1 2038 / 2039 21.3 1.1 0.3 0.3 2.0 0.0 0.0 0.1 0.0 0.0 0.9 24.1 0.6 23.5 2039 / 2040 17.8 0.9 0.2 0.3 1.6 0.0 0.0 0.0 0.0 0.0 0.8 20.0 0.5 19.5 2040 / 2041 14.9 0.7 0.2 0.2 1.3 0.0 0.0 0.0 0.0 0.0 0.6 16.6 0.4 16.2 2041 / 2042 12.4 0.5 0.1 0.2 1.1 0.0 0.0 0.0 0.0 0.0 0.5 13.8 0.4 13.4 2042 / 2043 10.3 0.4 0.1 0.1 0.9 0.0 0.0 0.0 0.0 0.0 0.4 11.4 0.3 11.1 2043 / 2044 8.6 0.3 0.1 0.1 0.7 0.0 0.0 0.0 0.0 0.0 0.4 9.5 0.3 9.2 2044 / 2045 7.2 0.2 0.1 0.1 0.6 0.0 0.0 0.0 0.0 0.0 0.3 7.8 0.2 7.6 2045 / 2046 5.7 0.2 0.0 0.0 0.4 0.0 0.0 0.0 0.0 0.0 0.2 6.2 0.2 6.0 2046 / 2047 4.4 0.1 0.0 0.0 0.3 0.0 0.0 0.0 0.0 0.0 0.2 4.7 0.1 4.6 2047 / 2048 3.3 0.1 0.0 0.0 0.3 0.0 0.0 0.0 0.0 0.0 0.1 3.6 0.1 3.5 2048 / 2049 2.5 0.1 0.0 0.0 0.2 0.0 0.0 0.0 0.0 0.0 0.1 2.7 0.1 2.6 2049 / 2050 1.9 0.1 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.1 2.1 0.1 2.0 2050 / 2051 1.5 0.0 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.1 1.6 0.1 1.5 2051 / 2052 1.1 0.0 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 1.2 0.0 1.2 2052 / 2053 0.9 0.0 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.9 0.0 0.9 2053 / 2054 0.6 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.7 0.0 0.7 2054 / 2055 0.5 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.5 0.0 0.5 2055 / 2056 0.4 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.4 0.0 0.4 2056 / 2057 0.3 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.3 0.0 0.3 2057 / 2058 0.2 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.2 0.0 0.2 2058 / 2059 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.1 0.0 0.1 2059 / 2060 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.1 0.0 0.1 2060 / 2061 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.1 0.0 0.1 2061 / 2062 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2062 / 2063 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2063 / 2064 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2064 / 2065 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2065 / 2066 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2066 / 2067 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2067 / 2068 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2068 / 2069 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2069 / 2070 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2070 / 2071 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2071 / 2072 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2072 / 2073 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 TOTAL 1,555.1 110.7 21.4 33.4 174.0 1.2 0.3 4.9 0.8 1.8 69.1 1,834.5 71.9 1,762.6

KPMG | 87 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. C Glossary of terms used in the Amended Final Funding Agreement The following provides a glossary of terms which are referenced in the Amended Final Funding Agreement and upon which we have relied in preparing our report. The operation of these definitions cannot be considered in isolation but instead need to be considered in the context of the totality of the Amended Final Funding Agreement. AICF means the trustee of the Asbestos Injuries Compensation Fund from time to time, in its capacity as trustee, initially being Asbestos Injuries Compensation Fund Limited. These terms also need to be read in conjunction with the Deed of Amendment dated 19 December 2017 which added a new clause (13.4A) and which is effective from 1 January 2018. AICF Funded Liability means: (a) any Proven Claim; (b) Operating Expenses; (c) Claims Legal Costs; (d) any claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005; (e) Statutory Recoveries within the meaning and subject to the limits set out in the Amended Final Funding Agreement; (f) a claim or category of claim which James Hardie and the NSW Government agree in writing is a “AICF Funded Liability” or a category of “AICF Funded Liability". but in the cases of paragraphs (a), (c) and (d) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy. Claims Legal Costs means all costs, charges, expenses and outgoings incurred or expected to be borne by AICF or the Former James Hardie Companies, in respect of legal advisors, other advisors, experts, court proceedings and other dispute resolution methods in connection with Personal Asbestos Claims and Marlew Claims but in all cases excluding any costs included as a component of calculating a Proven Claim.

KPMG | 88 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Concurrent Wrongdoer in relation to a personal injury or death claim for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with Amended Final Funding Agreement), means a person whose acts or omissions, together with the acts or omissions of one or more Former James Hardie Companies or Marlew or any member of the James Hardie Group (whether or not together with any other persons) caused, independently of each other or jointly, the damage or loss to another person that is the subject of that claim. Contribution Claim means a cross-claim or other claim under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with Amended Final Funding Agreement): (a) for contribution by a Concurrent Wrongdoer against a Former James Hardie Company or a member of the James Hardie Group in relation to facts or circumstances which give rise to a right of a person to make a Personal Asbestos Claim or a Marlew Claim; or (b) by another person who is entitled under common law (including by way of contract) to be subrogated to such a first mentioned cross-claim or other claim; Discounted Central Estimate means the central estimate of the present value (determined using the discount rate used within the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, calculated in accordance with the Amended Final Funding Agreement. Excluded Claims are any of the following liabilities of the Former James Hardie Companies: (i) personal injury or death claims arising from exposure to Asbestos outside Australia; (ii) personal injury or death claims arising from exposure to Asbestos made outside Australia; (iii) claims for economic loss (other than any economic loss forming part of the calculation of an award of damages for personal injury or death) or loss of property, including those relating to land remediation and/or Asbestos or Asbestos products removal, arising out of or in connection with Asbestos or Asbestos products manufactured, sold, distributed or used by or on behalf of the Liable Entities; (iv) any Excluded Marlew Claim; (v) any liabilities of the Liable Entities other than AICF Funded Liabilities. Excluded Marlew Claim means a Marlew Claim: (a) covered by the indemnities granted by the Minister of Mineral Resources under the deed between the Minister, Fuller Earthmoving Pty Limited and James Hardie Industries Limited dated 11 March 1996; or (b) by a current or former employee of Marlew in relation to an exposure to Asbestos in the course of such employment to the extent: (i) the loss is recoverable under a Worker’s Compensation Scheme or Policy; or

KPMG | 89 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. (ii) the Claimant is not unable to recover damages from a Marlew Joint Tortfeasor in accordance with the Marlew Legislation; (c) by an individual who was or is an employee of a person other than Marlew arising from exposure to Asbestos in the course of such employment by that other person where such loss is recoverable from that person or under a Worker’s Compensation Scheme or Policy; or (d) in which another defendant (or its insurer) is a Marlew Joint Tortfeasor from whom the plaintiff is entitled to recover compensation in proceedings in the Dust Diseases Tribunal, and the Claimant is not unable to recover damages from that Marlew Joint Tortfeasor in accordance with the Marlew Legislation. Former James Hardie Companies means Amaca, Amaba and ABN 60. Insurance and Other Recoveries means any proceeds which may reasonably be expected to be recovered or recoverable for the account of a Former James Hardie Company or to result in the satisfaction (in whole or part) of a liability of a Former James Hardie Company (of any nature) to a third party, under any product liability insurance policy or public liability insurance policy or commutation of such policy or under any other contract, including any contract of indemnity, but excluding any such amount recovered or recoverable under a Worker’s Compensation Scheme or Policy. Liable Entities see Former James Hardie Companies. Marlew means Marlew Mining Pty Ltd (in liquidation), ACN 000 049 650, previously known as Asbestos Mines Pty Ltd. Marlew Claim means, subject to the limitation on Statutory Recoveries, a claim which satisfies one of the following paragraphs and which is not an Excluded Marlew Claim: (a) any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with the Amended Final Funding Agreement) which: (i) arose or arises from exposure to Asbestos in the Baryulgil region from Asbestos Mining Activities at Baryulgil conducted by Marlew, provided that: A. the individual’s exposure to Asbestos occurred wholly within Australia; or B. where the individual has been exposed to Asbestos both within and outside Australia, the amount of damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Marlew Claim which occurred in Australia; (ii) is commenced in New South Wales in the Dust Diseases Tribunal; and

KPMG | 90 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. (iii) is or could have been made against Marlew had Marlew not been in external administration or wound up, or could be made against Marlew on the assumption (other than as contemplated under the Marlew legislation) that Marlew will not be in the future in external administration; (b) any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or (c) a Contribution Claim relating to a claim described in paragraphs (a) or (b). Marlew Joint Tortfeasor means any person who is or would be jointly and severally liable with Marlew in respect of a Marlew Claim, had Marlew not been in external administration or wound up, or on the assumption that Marlew will not in the future be, in external administration or wound up other than as contemplated under the Marlew Legislation. Payable Liability means any of the following: (a) any Proven Claim (whether arising before or after the date of this deed); (b) Operating Expenses; (c) Claims Legal Costs; (d) any liability of a Former James Hardie Company to the AICFL, however arising, in respect of any amounts paid by the AICFL in respect of any liability or otherwise on behalf of the Former James Hardie Company; (e) any claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005; (f) if regulations are made pursuant to section 30 of the Transaction Legislation and if and to the extent the AICFL and James Hardie have notified the NSW Government that any such liability is to be included in the scope of Payable Liability, any liability of a Former James Hardie Company to pay amounts received by it from an insurer in respect of a liability to a third party incurred by it for which it is or was insured under a contract of insurance entered into before 2 December 2005; and (g) Statutory Recoveries within the meaning and subject to the limits set out in the Amended Final Funding Agreement, but in the cases of paragraphs (a), (c) and (e) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy. Period Actuarial Estimate means, in respect of a period, the central estimate of the present value (determined using the discount rate used in the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case which are reasonably expected to become payable in that period), before allowing for Insurance and Other Recoveries, calculated in accordance with the Amended Final Funding Agreement.

KPMG | 91 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Personal Asbestos Claim means any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or under other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government under the Amended Final Funding Agreement) which: (a) arises from exposure to Asbestos occurring in Australia, provided that: (i) the individual’s exposure to Asbestos occurred wholly within Australia; or (ii) where the individual has been exposed to Asbestos both within and outside Australia, damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Personal Asbestos Claim which occurred in Australia; (b) is made in proceedings in an Australian court or tribunal; and (c) is made against: (i) all or any of the Liable Entities; or (ii) any member of the James Hardie Group from time to time; (d) any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or (e) a Contribution Claim made in relation to a claim described in paragraph (a) or (b) but excludes all claims covered by a Worker’s Compensation Scheme or Policy. Proven Claim means a proven Personal Asbestos Claim in respect of which final judgment has been given against, or a binding settlement has been entered into by, a Former James Hardie Company, to the extent to which that entity incurs liability under that judgment or settlement, or a Proven Marlew Claim. Statutory Recoveries means any statutory entitlement of the NSW Government or any Other Government or any governmental agency or authority of any such government (“Relevant Body”) to impose liability on or to recover an amount or amounts from any person in respect of any payments made or to be made or benefits provided by a Relevant Body in respect of claims (other than as a defendant or in settlement of any claim, including a cross-claim or claim for contribution). Term means the period (i) from the date on which the principal obligations under the Amended Final Funding Agreement will commence to 31 March 2045, (ii) as may be extended in accordance with the terms of the Amended Final Funding Agreement.

KPMG | 92 © 2021 KPMG Financial Services Consulting Pty Ltd ABN 91 144 686 046, Australian Financial Services Licence No.392050 is an affiliate of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Term Central Estimate means the central estimate of the present value (determined using the discount rate used in the relevant Annual Actuarial Report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case reasonably expected to become payable in the relevant period) after allowing for Insurance and Other Recoveries during that period, from and including the day following the end of the Financial Year preceding that Payment Date up to and including the last day of the Term (excluding any automatic or potential extension of the Term, unless or until the Term has been extended). Workers Compensation Scheme or Policy means any of the following: (a) any worker’s compensation scheme established by any law of the Commonwealth or of any State or Territory; (b) any fund established to cover liabilities under insurance policies upon the actual or prospective insolvency of the insurer (including without limitation the Insurer Guarantee Fund established under the Worker’s Compensation Act 1987 (NSW)); and (c) any policy of insurance issued under or pursuant to such a scheme.

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